Appraisal Report
Fair Market Value of
Belk, Inc.
Common Stock
as of January 28, 2006
Prepared by
Willamette Management Associates
Curtis R. Kimball
Managing Director
Katherine A. Gilbert
Associate
David P. Burdette
Associate

FAIR MARKET VALUE OF
BELK, INC.
COMMON STOCK
AS OF JANUARY 28, 2006
Appendix A. Exhibits
Appendix B. U.S. Economic Outlook
Appendix C. Discounts for Lack of Marketability
Appendix D. Statement of Contingent and Limiting Conditions
Appendix E. Appraisal Certification
Appendix F. Qualifications of the Analysts

Belk, Inc.	Page 1
I. Introduction
Purpose and Objective of the Appraisal
The objective of the appraisal is to estimate the fair market value of minority interest blocks of the common stock of Belk, Inc., (“Belk”) as of January 28, 2006. The purpose of this appraisal is to arrive at an independent opinion of the fair market value of the subject common stock interest for income tax, gift tax and corporate planning purposes. Accordingly, we understand that this opinion may be referenced in communications to certain shareholders and in shareholders’ tax filings.
We have appraised Belk shares under the premise of value in continued use, as a going concern business enterprise. In our opinion, this premise of value represents the highest and best use of the subject securities. The results of our analyses are summarized in Exhibit I of Appendix A.
History and Description
Belk operates 276 retail department stores in 15 states, primarily in the Southeastern United States, which makes it the largest privately held department store group in the United States. The children and other descendants of founder William Henry Belk and his brother, Dr. John M. Belk, own the majority of the stock in Belk, Inc. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities. The Company has its headquarters in Charlotte, North Carolina.
The Company completed an acquisition of 22 Proffitt’s stores and 25 McRae’s stores from Saks Incorporated effective July 3, 2005. The Proffitts’s and McRae’s stores are regional department stores located in 11 of the 14 Southeastern states in which Belk currently has operations.
Equity Ownership
In May 1998, Belk completed a merger of 112 individual operating companies into a single collective ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new Belk, Inc. in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.
The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the subject valuation date, only a very minor fraction of the shares had undergone such a conversion. For the purposes of this analysis, from a small minority interest standpoint, we have grouped the shares together, and considered them to be essentially equal from a valuation perspective.
Definition of Value
The standard of value is set forth in Section 20.2031-1(b) of the Regulations under the Internal Revenue Code, which calls for fair market value. Fair market value is the price at which the subject property would

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change hands between a willing buyer and willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. Implicit in this standard are the assumptions that the value be paid in cash (or the economic equivalent thereof) at closing and that the buyer is a hypothetical buyer with no specially assumed characteristics. Among other factors, this appraisal takes into account all of the considerations listed in Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely-held common stocks and includes the following:
•	The nature of the business and history of the enterprise.

•	The economic outlook in general and the condition and outlook for the specific industry in particular.

•	The book value of the stock and the financial condition of the business.

•	The earning capacity of the enterprise.

•	The dividend-paying capacity.

•	Sales of stock and the size of the block to be valued.

•	The market prices of stocks of corporations engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over the counter.
Value Considerations
This appraisal takes into consideration the following elements of value, which include, among other things:
1.	the nature of the business and history of the enterprise;

2.	Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value of the company;

3.	prior sales in the stock;

4.	market prices and performance characteristics of comparable publicly traded companies engaged in the same or similar lines of business;

5.	long-term investment rates of return found in the capital markets; and

6.	the operating prospects for Belk, Inc.
Financial Statement Analysis
An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.
Balance Sheets
Belk’s balance sheets as of January 28, 2002 through year-to-date January 28, 2006 are incorporated as Exhibit II in Appendix A.
•	The Company’s total assets increased from $1.7 billion at year end 2002 to $2.4 billion on or about January 28, 2006. As of January 28, 2006, total assets increased to $2.4 billion because of the acquisition of the Proffitt’s and McRae’s stores.

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•	Net property and equipment represented 42.5 percent of total assets at the time of the valuation and accounted for the second largest portion of total assets. The largest portion of total assets as of the valuation date was current assets, which was 45.2 percent.

•	Other assets including goodwill, prepaid pension costs, investment securities, and other non-current assets, represented 12.2 percent of total assets as of January 28, 2006.

•	Current liabilities increased from $268 million in January 2002 to $441 million as of January 28, 2006 due mainly to increases in accrued expenses and accounts payable.

•	Long-term debt increased from $399 million on or about January 28, 2002 to $574 million on January 28, 2006. This figure increased primarily to the acquisition related to Proffitt’s and McRae’s stores.

•	Total stockholders’ equity increased from $898 million as of year-end 2002 to $1.2 billion as of January 28, 2006.
Income Statements
Belk’s income statements for the fiscal years ending January 28, 2002 through the year ended January 28, 2006 are incorporated as Exhibit III. The latest twelve months “LTM” period is also illustrated on Exhibit III.
•	Net sales for the LTM period were almost $3 billion. This is an increase from $2.5 billion at year end 2005.

•	Gross Profit margins have increased dramatically over the period analyzed, from 31.7 percent in fiscal year 2002 to 45.5 percent as of January 28, 2006.

•	Operating margins have also increased over the period analyzed, from 4.5 percent in fiscal year 2002 to 19.3 percent in fiscal year 2006.

•	Belk’s net income increased from $63 million, or 2.8 percent in 2002 to $137 million, or 16.7 percent as of fiscal year end 2006.
Financial and Operating Ratios
Exhibit V presents a summary of selected financial and operating ratios for Belk for the fiscal years ended January 28, 2002 through the year ended January 28, 2006. Liquidity ratios demonstrate the ability of a company to meet its current obligations.
•	Liquidity ratios demonstrate the ability of a company to meet its current obligations. Belk’s current ratio decreased during the period analyzed, from 3.3x in 2002 to 2.5x in 2006. The quick ratio (sometimes called the “acid test” ratio) is often considered better and more reliable than other liquidity ratios for indicating the true ability of the subject company to meet its current obligations because it only considers the most liquid assets (cash and receivables). Belk’s quick ratio also decreased during the same period, from 1.4x in 2002 to 0.8x in 2006.

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•	Working capital is a measure of the margin of protection for current creditors. Belk’s operating working capital increased slightly from $609 million in fiscal 2002 to $663 million during the analyzed period.

•	Activity ratios indicate how efficiently a company is utilizing its assets. Belk’s receivables turnover ratio fluctuated over the period analyzed, ranging from a low of 6.6x in fiscal 2003 to a high of 16.7x as of January 28, 2006. Total asset turnover has declined from 2.6x in 2002 to 1.4x as of the valuation date.

•	Profitability ratios are calculated in order to measure Belk’s ability to generate income and cash flow. The Company’s operating margins have fluctuated both before and after depreciation. Operating margins before and after depreciation were 12.4 and 8.5 percent respectively.

•	Highly leveraged companies are more vulnerable to business downturns than those with lower leverage. The interest expense coverage ratios measure the amount by which earnings could decline without impairing a company’s ability to meet its fixed interest payments. Belk’s interest coverage before taxes increased from 3.4 in fiscal year 2002 to 5.2 as of the valuation date.
Financial Statement Adjustments
Investment return is determined by future cash flows. Expectations about a company’s business activity, its revenue and operating returns, as measured by earnings and cash flow, are critical to assessing the value of Belk and, hence, its common stock. If Belk’s operations have changed substantially over time in ways that make prior financial data less useful for determining present and prospective earning power, then it becomes necessary to adjust Belk’s income statement to account for these changes.
We made several adjustments to the operating data of Belk because we determined that these expense/income items understate/overstate the normal operations of the Company. These adjustments are shown in Exhibit IV, and described briefly as follows:
•	Non-recurring impairment of long-lived assets was added in years 2002, 2003, and 2005.

•	Gains/losses on the sale of assets was subtracted/added back each year because it is an expense that is not associated with the normal operations of the business.

•	Hurricane losses were added back in 2006 as this is not expected to be a reoccurring expense.

•	Pension curtailment was added back in 2006 because we deemed this to not be associated with the normal operations of the business.

•	Restructuring charges were added back each year because we deemed this not to be associated with the normal operations of the business .
Summary of Positive and Negative Factors
Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this report. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical

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in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:
Positive Factors
•	Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, N.C. Today, there are 276 Belk stores in over 15 states (primarily in the Southeast), indicating solid growth and stability over the years.

•	The merger, finalized in May 1998 that combined the disparate Belk companies has been a long-term positive for the Company.

•	In late 1998, Belk examined and redefined its operational strategy going forward and the Company has more recently shown strong financial performance. Belk management has continued to refine and review its strategy, resulting in improved merchandizing and operating results. The Company is also featuring more private-label goods to enhance margins.

•	During the second quarter of fiscal year 2003, Belk recorded a restructuring charge of $7.3 million in connection with the consolidation of its divisional merchandising and market functions into a single organization located at the Company’s corporate offices. The long-term impact of this restructuring should be increased efficiency and cost savings for the Company.

•	The Company strengthened its sales promotions by changing its marketing mix. This included increasing four color inserts and direct mailings to customers. The differentiated strategy allows Belk to be more flexible and respond to target market trends.

•	In July 2005, Belk acquired 47 Proffitt’s and McRae’s department stores, which will give the Company a stronger concentration in its current market, as well as introducing the brand to some new markets. As of March 2006, all Proffitt’s and McRae’s stores will convert to the Belk name and brand.

•	In late 2005, Belk sold its proprietary credit card business and related accounts receivable to GE Consumer Finance. The transaction included the launch of a long-term strategic alliance between the companies whereby GE Consumer Finance will provide ongoing marketing and credit card services to Belk in order to leverage the performance of the Company’s credit card business.

•	In late 2005, Belk arranged the sale and lease-back of part of its headquarters building, thus monetizing a non-core asset.
Negative Factors
•	The retail industry in which Belk operates is experiencing very tough competitive pressures from discounters, e-commerce and specialty stores.

•	Belk faces significant competition within the department store sub-industry from larger, better financed, and faster growing competitors. For example, Kohl’s (NYSE:KSS) is committed to opening 500 new stores over the next five years, with 80 to 85 stores opening in fiscal 2006.

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•	No public trading market of any depth or substance has developed for Belk stock.

•	Belk took on an extensive amount of debt in order to acquire the 47 Proffitt’s and McRae’s department stores. This was the first major acquisition for the current management team at Belk. The long-run ability of the Company to fully integrate acquisitions, although off to a promising start, has not yet been conclusively demonstrated.

•	Belk’s overall top-line sales growth stagnated for the fiscal years ending in 2002 through 2004. The recent growth in sales in fiscal years 2005 and 2006 are the result of internal new store openings and external acquisitions of stores. It remains to be seen if Belk can grow same-store sales consistently in the future. Since Belk’s profit margins (EBIT and EBITDA) already compare favorably with the upper end of the range of margins for guideline department store public companies, future earnings growth may be harder to sustain.

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II. Valuation Analysis
In general, the techniques, rules, and factors outlined in Revenue Ruling 59–60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.
While the specific titles of these three approaches may vary, the generic names are as follows:
1.	The market approach,

2.	The income approach, and

3.	The asset-based approach.
In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position, and its outlook; (2) the general and relevant economic conditions prevailing at the valuation date; and (3) the conditions and outlook for the industry as of the valuation date.
After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income-based approaches.
We were unable to derive any meaningful indications of value from the asset-based approach because as an operating company, the value of Belk’s assets are most accurately represented by their ability to generate earnings. Therefore, the value of the Company’s assets are best estimated through the selected market and income-based approaches.
Debt-Free Methodology
The valuation approaches we utilized resulted in indications of the market value of the Company’s invested capital (“MVIC”). The book value of interest-bearing debt was then subtracted from MVIC to arrive at the market value of equity. This methodology is referred to as a debt-free approach as we computed market ratios relating MVIC to various earnings fundamentals adjusted to a debt-free basis. This allowed us to minimize the financial effects of interest-bearing debt so as to more accurately compare companies with different capital structures.
We computed MVIC as follows:
Market value of short-term interest-bearing debt
+ Market value of long-term interest-bearing debt, including capitalized leases
+ Market value of preferred stock outstanding
+ Market value of common stock outstanding
= Market value of invested capital

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The Market Approach
In the valuation of Belk, we have employed two separate methods under the market approach. They are: the guideline publicly traded company method, and the previous share transaction method. The following section outlines the theory and methodology, the calculations of, and the conclusions of the two methods under the market approach.
Valuation Theory and Methodology: The Guideline Publicly Traded Company Method
It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to “guideline” publicly traded companies is the basis of the guideline method.
There are four primary steps involved in the guideline method, the first of which is the selection of a set of guideline publicly traded companies.
The second step is the calculation of market multiples based upon the quoted trading prices as of the Valuation date, and the various financial fundamentals (e.g., earnings, book value, etc.) of the selected guideline companies.
The third step involves selecting the appropriate market multiple to apply to the Company’s fundamentals. The selection process is generally based upon similarities in the financial performance of the Company and the guideline companies (e.g., recent growth in earnings or cash flows, and returns on sales and equity).
The final step in the market approach involves the application of the selected market multiples to the Company’s corresponding financial fundamentals. These calculations result in a publicly traded equivalent (i.e., minority interest) value for the Company’s common stock. Further consideration is then given to any discounts and/or premium determined to be appropriate.
Valuation Calculations
We considered two distinct time references in our market approach:
1.	the latest twelve-month (“LTM”) period (which corresponded to the period ended January 28, 2006 for the Company),

2.	a simple average of the last five years (in order to minimize any industry- or Company-specific cyclicality).
We based our market approach on the following financial fundamentals:
1.	MVIC/Earnings before interest and taxes (“EBIT”)

2.	MVIC/Earnings before depreciation, amortization, interest, and taxes (“EBITDA”)

3.	MVIC/Debt-free net income (“DFNI”)

4.	MVIC/ Debt-free cash flow (“DFCF”)

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5.	MVIC/Revenues

6.	MVIC/Tangible book value of invested capital (“TBVIC”)
Exhibit X illustrates the calculated financial fundamentals for Belk as well as the pricing multiples selected as appropriate for the Company. After applying Belk’s financial fundamentals to the selected pricing multiples, we arrived at an indicated value of $2.246 billion for the Company’s MVIC. After subtracting Belk’s interest-bearing debt of approximately $591 million, the indicated value of common equity is $1.655 billion.
Valuation Theory and Methodology: The Previous Share Transaction Method
The objective of our analysis is to estimate the fair market value of minority ownership interests in Belk, as of January 28, 2006. As part of our consideration of the value of the shares owned by the estate, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.
Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. One must also consider all of the terms of the transaction.
Belk shares do not trade on any organized securities market. Shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stock broker in Charlotte who from time to time is able to match buyers and sellers. Because the trades are arranged by the broker as an intermediary, Belk shares have recently been assigned NASD trading symbols (for Class A and B shares) in the over-the-counter market.
We compiled a list of share transactions over the last several years, and constructed a point graph illustrating the pricing trend over the most recent twelve months (See Exhibits XII(A) and XII(B)). Based upon the known terms of the transactions, and the timeliness of the most recent trades, there is evidence to suggest a normative value of $15.00 per privately-marketable share.
Income Approach
The following section outlines the theory and methodology, calculations, and conclusions of our discounted cash flow method.
Valuation Theory and Methodology
The discounted cash flow (“DCF”) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is so critical to the investment decision process.

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The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenues, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.
Valuation Calculations
We performed a DCF analysis as described above. The variables essential to our analysis, and the calculations of our analysis, are outlined below.
Projections of Cash Flow
An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations, and (2) the investment objectives of the ownership interest.
The Company’s projected financial statements are presented in Exhibit VII. In our opinion, and in the opinion of management, these projections do not appear to be unreasonable. In addition, we believe that the projections used in our analysis represent economic earnings that would be available to a minority interest investor.
Cash Flow Measure
For purposes of our analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements. This is often referred to as net cash flow (“NCF”) and is typically calculated as follows:
Net Income
+ Depreciation and Amortization
+ Interest, Net of Tax
– Capital Expenditures
– Working Capital Requirements
= Net Cash Flow
We calculated the Company’s NCF for projected fiscal years 2007 through 2011 based on the projected income statements shown in Exhibit VII. Certain additional NCF components were estimated based upon historical performance, industry statistics, and management’s estimates. Our calculations of NCF are presented in Exhibit IX.
Calculation of Present Value
As shown in Exhibit IX, we calculated the present value of the Company’s annual NCF as $552 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to assume that Belk has value beyond projected fiscal year 2011. Therefore, our DCF analysis also incorporates a terminal value.

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Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 4.0 percent. The terminal value was calculated based upon a standard constant growth model. This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $1.252 billion. By combining the present value of the terminal cash flow with the present value of the yearly cash flows, we arrived at an indication of the Company’s MVIC of $1.804 billion. After subtracting Belk’s interest-bearing debt of approximately $591 million, the indicated value of common equity is $1.213 billion.

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III. Valuation Synthesis
We arrived at indications of the fair market value of Belk’s equity through three generally accepted valuation methods.
1.	Using the guideline publicly traded company method, we applied multiples derived from similar companies to Belk’s core business activities. This method resulted in a market value of equity indication of $1.655 billion.

2.	Using the previous share transaction method, we constructed a graph comprised of historical arms-length transactions in the company’s stock. This method resulted in a privately-marketable indicated per share value of $15.00, or $776 million in aggregate.

3.	Using the DCF method, we calculated the present value of Belk’s estimated future net cash flows. The method resulted in a market value of equity indication of $1.213 billion.
The guideline publicly traded company method, and the DCF method produced indicated values on a marketable, minority interest basis and was weighted equally to arrive at the publicly marketable common equity value of $1.434 billion. As of the valuation date, Belk reported $4.641 million in swappable debt in excess of face value. This liability must be serviced and therefore is subtracted from the publicly marketable common equity value of Belk. Upon subtraction of the $4.641 million the adjusted publicly marketable common equity value of Belk is approximately $1.430 billion.
Since the guideline publicly traded company method and the DCF method produce indicated values on a marketable, minority interest basis, it is necessary to apply a discount for the relative lack of marketability inherent to the shares of Belk (see Appendix C). Therefore, the adjusted publicly marketable common equity value of $1.430 billion is discounted by 25 percent to reflect the lack of marketability. The magnitude of the discount is influenced, in part, by the size of the block of stock being valued and the dividend distribution policy of the firm. Larger blocks of minority stock are usually less marketable than smaller minority blocks due to the reduction in the universe of potential willing buyers. Belk paid a dividend of $0.315 per share (which amounts to just over $16 million in annual aggregate dividend distributions) for the past year.
This process produced a value for Belk on a privately marketable, minority interest basis, as determined by the DCF and guideline publicly traded company method of:
$1,072,356,000
The previous share transaction method requires no discount for lack of marketability, as it is derived from private share transactions. Therefore, it is necessary to combine the indicated value of $776,164,000 from the previous share transaction method, with the discounted value arrived at from the combination of the two methods as indicated above. Weighting the previous share transaction method by 30 percent and the DCF method and the guideline publicly traded company method by 70 percent yields a privately marketable, minority interest value, as of January 28, 2006 of:
$983,498,400
or
$19.00 per share (rounded)

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Appendix A
Exhibits

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EXHIBIT I(A)
BELK, INC.
VALUATION SUMMARY AS OF JANUARY 28, 2006

		Indicated Fair Market Value		Weighted Fair Market Value
		of Equity on Marketable	Applicable	of Equity on Marketable
Method	Source	Minority Interest Basis	Weight	Minority Interest Basis
Discounted Cash Flow Method	Exhibit IX	$1,213,318,931	50%	$606,659,466

Guideline Public Company Method	Exhibit X	1,655,580,266	50%	827,790,133

			100%
Indicated Value of Publicly Marketable Common Equity				1,434,449,599

Less: Swappable Debt in Excess of Face Value				(4,641,000)

Adjusted Value of Publicly Marketable Common Equity				1,429,808,599

Less: Discount for Lack of Marketability			-25%	(357,452,150)

Indicated Value from DCF and GPC Methods (rounded)		$20.72		$1,072,356,000

Previous Transactions Method (rounded)	Exhibit XII	$15.00		$776,164,000

Weighted Average Value of all Methods [b]				$983,498,400

Total Shares Outstanding				51,744,272

Indicated Per Share Value of Equity on a Non-Publicly Marketable, Minority Interest Basis				$19.00

Implied Multiples
Market Value of Invested Capital / LTM Revenue	0.53
Market Value of Invested Capital / LTM Adjusted EBITDA	4.17

Per Share Fair Market Value/Sales	0.33
Per Share Fair Market Value/Book Value	0.82
Per Share Fair Market Value/Earnings (Latest 12 Months — Adjusted)	7.2

Implied Dividend Yield $ 0.315	1.66%
Notes:

a.	Based on discussions with management.

b.	DCF and GPC combined weighted at 70% and Previous Transaction Method at 30%
Source: Exhibits, as noted; Willamette Management Associates calculations

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EXHIBIT I(B)
BELK, INC.
HISTORICAL VALUATION SUMMARY AS OF JANUARY 28, 2006

DATE		MARKET VALUE OF EQUITY
Dec-05	4th Quarter FY 06	17.10

Jul-05	1st Quarter FY 06	17.00

Jan-05	4th Quarter FY 05	16.60

Dec-04	3rd Quarter FY 05	15.60

Jan-04	4th Quarter FY 04	11.15

Dec-03	3rd Quarter FY 04	10.60

Jan-03	4th Quarter FY 03	9.50

Dec-02	3rd Quarter FY 03	8.90

Dec-01	3rd Quarter FY 02	8.00

Dec-00	3rd Quarter FY 01	9.00

Dec-99	3rd Quarter FY 00	12.00

Dec-98	3rd Quarter FY 99	8.20

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EXHIBIT II(A)
BELK, INC.
HISTORICAL AND COMMON-SIZE BALANCE SHEETS

	As of January 28,					As of January 28,
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
	$000	$000	$000	$000	$000%		%	%	%	%

ASSETS
Current Assets:
Cash & Cash Equivalents	330,017	232,264	166,071	91,257	22,413	13.5	12.4	9.6	5.3	1.3
Accounts Receivable	36,117	319,706	311,141	334,469	343,247	1.5	17.1	18.0	19.3	20.1
Merchandise Inventory	703,609	527,860	496,242	487,490	495,744	28.8	28.3	28.7	28.1	29.0
Prepaid Expenses and Other Current Assets	34,122	17,302	17,188	16,245	14,477	1.4	0.9	1.0	0.9	0.8
Prepaid Income Taxes	—	—	98	595	897	—	—	0.0	0.0	0.1

Total Current Assets	1,103,865	1,097,132	990,740	930,056	876,778	45.2	58.8	57.3	53.6	51.4

Fixed Assets:
Land	53,168	23,500	23,329	28,160	28,466	2.2	1.3	1.3	1.6	1.7
Building	920,289	737,105	673,707	644,711	619,924	37.7	39.5	38.9	37.1	36.3
Furniture and Equipment	857,291	702,219	603,826	648,467	593,884	35.1	37.6	34.9	37.4	34.8
Construction in Progress	32,846	33,039	109,294	8,556	84,500	1.3	1.8	6.3	0.5	4.9

Total Fixed Assets, Gross	1,863,594	1,495,863	1,410,156	1,329,894	1,326,774	76.3	80.1	81.5	76.6	77.7
Accumulated Depreciation	(825,344)	(760,997)	(707,474)	(657,087)	(637,519)	(33.8)	(40.8)	(40.9)	(37.8)	(37.3)

Total Fixed Assets, Net	1,038,250	734,866	702,682	672,807	689,255	42.5	39.4	40.6	38.8	40.4

Other Assets:
Investment Securities	6,196	6,914	6,975	6,437	10,207	0.3	0.4	0.4	0.4	0.6
Prepaid Pension Costs	—	4,213	4,487	99,360	102,046	—	0.2	0.3	5.7	6.0
Goodwill	246,113	—	—	—	—	10.1	—	—	—	—
Other Assets	46,492	23,781	25,379	27,442	29,094	1.9	1.3	1.5	1.6	1.7

Total Other Assets	298,801	34,908	36,841	133,239	141,347	12.2	1.9	2.1	7.7	8.3

Total Assets	2,440,916	1,866,906	1,730,263	1,736,102	1,707,380	100.0	100.0	100.0	100.0	100.0

Note:

a.	Cash amount includes post transaction closing estimate provided by management.

Belk, Inc.	Page 17
EXHIBIT II(B)
BELK, INC.
HISTORICAL AND COMMON-SIZE BALANCE SHEETS

	As of January 28,					As of January 28,
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
	$000	$000	$000	$000	$000%		%	%	%	%

LIABILITIES
Current Liabilities:
Line of Credit and Notes Payable	—	—	—	—	6,089	—	—	—	—	0.4
Current Portion of LTD	16,807	8,199	7,848	9,894	11,278	0.7	0.4	0.5	0.6	0.7
Accounts Payable	249,553	177,793	160,013	157,640	157,507	10.2	9.5	9.2	9.1	9.2
Accrued Expenses	117,345	85,767	100,801	64,195	57,099	4.8	4.6	5.8	3.7	3.3
Deferred Income Taxes	21,489	2,695	785	2,797	779	0.9	0.1	0.0	0.2	0.0
Accrued Income Taxes	36,092	35,289	36,499	25,082	34,765	1.5	1.9	2.1	1.4	2.0

Total Current Liabilities	441,286	309,743	305,946	259,608	267,517	18.1	16.6	17.7	15.0	15.7

Long Term Debt	574,094	293,220	300,640	355,658	399,309	23.5	15.7	17.4	20.5	23.4
Interest Rate Swap	4,641	21,305	35,367	40,888	—	0.2	1.1	2.0	2.4	—
Deferred Compensation	212,985	154,485	100,271	89,137	101,790	8.7	8.3	5.8	5.1	6.0
Deferred Income Taxes	13,083	21,537	18,540	36,527	40,522	0.5	1.2	1.1	2.1	2.4

Total Non-current Liabilities	804,803	490,547	454,818	522,210	541,621	33.0	26.3	26.3	30.1	31.7

Total Liabilities	1,246,089	800,290	760,764	781,818	809,138	51.1	42.9	44.0	45.0	47.4

EQUITY
Shareholders’ Equity:
Common Stock	517	515	519	546	547	0.0	0.0	0.0	0.0	0.0
Retained Earnings	737,730	617,097	517,721	421,203	350,876	30.2	33.1	29.9	24.3	20.6
Additional Paid-in Capital	537,676	533,923	530,612	554,917	554,985	22.0	28.6	30.7	32.0	32.5
Other	(81,096)	(84,919)	(79,353)	(22,382)	(8,166)	(3.3)	(4.5)	(4.6)	(1.3)	(0.5)

Total Shareholders’ Equity	1,194,827	1,066,616	969,499	954,284	898,242	48.9	57.1	56.0	55.0	52.6

Total Liabilities and Shareholders’ Equity	2,440,916	1,866,906	1,730,263	1,736,102	1,707,380	100.0	100.0	100.0	100.0	100.0

Source: Company financial statements

Belk, Inc.	Page 18
EXHIBIT III
BELK, INC.
HISTORICAL AND COMMON — SIZE INCOME STATEMENTS

	Fiscal Years Ended January 28,					Fiscal Years Ended January 28,
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002
	$000	$000	$000	$000	$000%		%	%	%	%

Revenues:
Net Sales	2,968,777	2,446,832	2,264,907	2,241,555	2,243,151	100.0	100.0	100.0	100.0	100.0

Total Revenues	2,968,777	2,446,832	2,264,907	2,241,555	2,243,151	100.0	100.0	100.0	100.0	100.0
	21%	8%	1%	0%	-1%

Cost of Goods Sold:
Cost of Goods Sold	1,977,385	1,618,639	1,506,905	1,508,813	1,532,213	54.5	61.6	66.6	68.4	68.3

Total Cost of Goods Sold	1,977,385	1,618,639	1,506,905	1,508,813	1,532,213	54.5	61.6	66.6	68.4	68.3

Gross Profit	991,392	828,193	758,002	732,742	710,938	45.5	38.4	33.4	31.6	31.7

Operating Expenses:
Selling, General and Administrative	731,019	601,206	563,225	556,622	559,651	24.6	24.6	24.9	24.8	24.9
Restructuring	(1,580)	—	2,011	8,098	692	(0.1)	—	0.1	0.4	0.0
Pension Curtailment	7,459	—	—	—	—	0.3	—	—	—
Hurricane Losses	991	—	—	—	—	0.0	—	—	—	—
Asset Impairment	—	2,957	—	561	13,451	—	0.1	—	0.0	0.6

Total Operating Expenses	737,889	604,163	565,236	565,281	573,794	24.9	24.7	25.0	25.2	25.6

Operating Income	253,503	224,030	192,766	167,461	137,144	20.6	13.7	8.4	6.4	6.1

Other Income (Expense):
Interest Expense	(50,790)	(34,292)	(38,806)	(35,849)	(41,854)	(1.7)	(1.4)	(1.7)	(1.6)	(1.9)
Interest Income	3,541	2,146	1,518	968	1,363	0.1	0.1	0.1	0.0	0.1
Gain (Loss) on Sale of Assets	7,301	1,883	14,843	(402)	3,472	0.2	0.1	0.7	(0.0)	0.2
Other—Miscellaneous/Securities Sales	—	509	326	1,639	1,836	—	0.0	0.0	0.1	0.1

Total Other Income (Expense)	(39,948)	(29,754)	(22,119)	(33,644)	(35,183)	(1.3)	(1.2)	(1.0)	(1.5)	(1.6)

Income from Continuing Operations before Income Taxes and Equity in Earnings of Unconsolidated Entities	213,555	194,276	170,647	133,817	101,961	19.3	12.5	7.5	4.9	4.5
Income Tax Expense (Benefit)	76,500	70,200	59,100	49,800	37,320	2.6	2.9	2.6	2.2	1.7

Income from Continuing Operations before Equity in Earnings of Unconsolidated Entities	137,055	124,076	111,547	84,017	64,641	16.7	9.6	4.8	2.7	2.9

Loss on Disposal of Discontinued Operations, Net of Income Tax Benefit	—	—	—	—	(221)	—	—	—	—	(0.0)

Net Income Before Extraordinary Item	137,055	124,076	111,547	84,017	64,420	16.7	9.6	4.8	2.7	2.9
Extraordinary Items	(152)	—	—	—	(1,038)	(0.0)	—	—	—	(0.0)

Net Income	136,903	124,076	111,547	84,017	63,382	16.7	9.6	4.8	2.7	2.8

Source: Company financial statements (note : some figures are rounded)

Belk, Inc.	Page 19
EXHIBIT IV
BELK, INC.
ADJUSTMENTS TO HISTORICAL INCOME STATEMENTS AND
MARKET VALUE OF INVESTED CAPITAL FUNDAMENTALS

	Fiscal Years Ended January 28,
	2006	2005	2004	2003	2002
	$000	$000	$000	$000	$000

Total Revenues	2,968,777	2,446,832	2,264,907	2,241,555	2,243,151

Gross Profit	991,392	828,193	758,002	732,742	710,938

Operating Income	253,503	224,030	192,766	167,461	137,144

Pretax Income	213,555	194,276	170,647	133,817	101,961

Adjustments to Income:
+ Non-recurring impairment of Long-Lived Assets	—	2,957	—	561	13,451
+/- Gains/Losses on the sale of assets	(7,301)	(1,883)	(14,843)	402	(3,472)
+ Hurricane Losses	991	—	—	—	—
+ Pension Curtailment	7,459	—	—	—	—
+ Restructuring charge	(1,580)	—	2,011	8,098	692

Total Adjustments to Income	(431)	1,074	(12,832)	9,061	10,671

Adjusted Pretax Income	213,124	195,350	157,815	142,878	112,632
Estimated Income Tax Expense	(76,346)	(70,588)	(54,656)	(53,172)	(41,226)

Net Income	136,778	124,762	103,159	89,706	71,406

Depreciation and Amortization	113,945	101,255	91,007	89,312	83,625
Interest Expense	50,790	34,292	38,806	35,849	41,854
Estimated Effective Tax Rate	35.8%	36.1%	34.6%	37.2%	36.6%

Market Value of Invested Capital Fundamentals:
EBIT	263,914	229,642	196,621	178,727	154,486
EBITDA	377,859	330,897	287,628	268,039	238,111
DFNI	169,374	146,663	128,525	112,214	97,941
DFCF	283,319	247,918	219,532	201,526	181,566

Source: Exhibits II and III, Company financial reports.

Belk, Inc.	Page 20
EXHIBIT V
BELK, INC.
HISTORICAL RATIO ANALYSIS

	Fiscal Years Ended January 28,
	2006	2005	2004	2003	2002

LIQUIDITY
Current Ratio	2.5	3.5	3.2	3.6	3.3
Quick Ratio	0.8	1.8	1.6	1.6	1.4
Net Working Capital ($000)	662,579	787,389	684,794	670,448	609,261
Operating Working Capital ($000) [a]	349,369	563,324	526,571	589,085	604,215

ACTIVITY
Turnover:
Operating Working Capital	6.5	4.5	4.1	3.8	3.7
Receivables	16.7	7.8	7.0	6.6	13.1
Total Assets	1.4	1.4	1.3	1.3	2.6
Fixed Assets	3.3	3.4	3.3	3.3	6.5
Average Collection Period (Days)	22	46	51	54	28

PERFORMANCE
Sales/Net Property, Plant & Equipment	2.9	3.3	3.2	3.3	3.3
Sales/Stockholder Equity	2.5	2.3	2.3	2.3	2.5

PROFITABILITY (%)
Operating Margin Before Depreciation	12.4	13.3	12.5	11.5	9.8
Operating Margin After Depreciation	8.5	9.2	8.5	7.5	6.1
Pretax Profit Margin	7.2	7.9	7.5	6.0	4.5
Pretax Return on:
Assets	8.7	10.4	9.9	7.7	6.0
Equity	17.9	18.2	17.6	14.0	11.4
Investment	12.0	14.2	13.4	10.1	7.8
Average Assets	9.9	10.8	9.8	7.8	11.9
Average Equity	18.9	19.1	17.7	14.4	11.6
Average Investment	13.5	14.7	13.1	10.2	NM

LEVERAGE
Interest Coverage Before Tax	5.2	6.7	5.4	4.7	3.4
Total Interest-bearing Debt/Invested Capital (%)	33.1	22.0	24.1	27.7	31.7
Total Interest-bearing Debt/Total Assets (%)	24.2	16.1	17.8	21.1	24.4
Total Assets/Common Equity	2.0	1.8	1.8	1.8	1.9

a.	Operating working capital defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding interest beari
Source: Exhibits II and III

Belk, Inc.	Page 21
EXHIBIT VI(A)
BELK, INC.
PROJECTED AND COMMON-SIZE BALANCE SHEETS

	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011

	$000	$000	$000	$000	$000%		%	%	%	%

ASSETS
Current Assets:
Cash	36,507	39,007	41,506	44,005	46,506	1.4	1.4	1.5	1.5	1.5
Excess Cash	316,263	413,290	385,362	517,269	477,205	12.6	15.3	13.9	17.3	15.7
A/R	32,506	35,756	37,544	39,421	41,392	1.3	1.3	1.4	1.3	1.4
Inventory	718,673	768,377	830,246	892,214	957,068	28.5	28.5	29.9	29.8	31.5
Prepaids & Other	40,219	46,104	63,724	66,602	69,525	1.6	1.7	2.3	2.2	2.3

Total Current Assets	1,144,168	1,302,534	1,358,382	1,559,511	1,591,696	45.4	48.3	49.0	52.1	52.4

Fixed Assets:
Fixed Assets	2,036,781	2,195,681	2,371,181	2,549,781	2,728,381	80.9	81.5	85.5	85.1	89.9

Total Fixed Assets, Gross	2,036,781	2,195,681	2,371,181	2,549,781	2,728,381	80.9	81.5	85.5	85.1	89.9
Accumulated Depreciation	(960,836)	(1,102,835)	(1,255,660)	(1,415,616)	(1,588,335)	(38.1)	(40.9)	(45.3)	(47.3)	(52.3)

Total Fixed Assets, Net	1,075,945	1,092,846	1,115,521	1,134,165	1,140,046	42.7	40.6	40.2	37.9	37.6

Other Assets:
Other Assets/Goodwill	293,658	295,273	297,644	299,911	302,215	11.7	11.0	10.7	10.0	10.0
Investments	5,196	4,196	3,196	2,196	1,196	0.2	0.2	0.1	0.1	0.0

Total Other Assets	298,854	299,469	300,840	302,107	303,411	11.9	11.1	10.8	10.1	10.0

Total Assets	2,518,967	2,694,849	2,774,743	2,995,783	3,035,153	100.0	100.0	100.0	100.0	100.0

Belk, Inc.	Page 22
EXHIBIT VI(B)
BELK, INC.
PROJECTED AND COMMON-SIZE BALANCE SHEETS

	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011

	$000	$000	$000	$000	$000%		%	%	%	%

LIABILITIES
Current Liabilities:
Accounts Payable	229,150	225,535	225,909	226,104	225,894	9.1	8.4	8.1	7.5	7.4
Accrued Liabilities	117,306	116,134	116,873	116,977	116,869	4.7	4.3	4.2	3.9	3.9
Accrued & Deferred Taxes	59,308	61,088	62,920	64,808	66,752	2.4	2.3	2.3	2.2	2.2
Current LTD	3,109	128,349	3,067	202,576	2,420	0.1	4.8	0.1	6.8	0.1

Total Current Liabilities	408,873	531,106	408,769	610,465	411,935	16.2	19.7	14.7	20.4	13.6

Long Term Debt:
LTD Less Current Portion	574,045	448,804	449,086	249,577	249,733	22.8	16.7	16.2	8.3	8.2
Deferred Taxes	18,583	24,083	29,583	35,083	40,583	0.7	0.9	1.1	1.2	1.3
Deferred Comp and Other	223,086	232,699	244,899	256,516	268,338	8.9	8.6	8.8	8.6	8.8

Total Non-Current Liabilities	815,714	705,586	723,568	541,176	558,654	32.4	26.2	26.1	18.1	18.4

Total Liabilities	1,224,587	1,236,692	1,132,337	1,151,641	970,589	48.6	45.9	40.8	38.4	32.0

EQUITY
Shareholders’ Equity:
Equity	1,294,380	1,458,157	1,642,406	1,844,142	2,064,564	51.4	54.1	59.2	61.6	68.0

Total Shareholders’ Equity	1,294,380	1,458,157	1,642,406	1,844,142	2,064,564	51.4	54.1	59.2	61.6	68.0

Total Liabilities and Shareholders’ Equity	2,518,967	2,694,849	2,774,743	2,995,783	3,035,153	100.0	100.0	100.0	100.0	100.0

Source: Company-provided projections.

Belk, Inc.	Page 23
EXHIBIT VII
BELK, INC.
PROJECTED AND COMMON-SIZE INCOME STATEMENTS

	Actual	Projected Fiscal Years Ending on or about January 31,					Actual	Projected Fiscal Years Ending on or about January 31,
	2006	2007	2008	2009	2010	2011	2006	2007	2008	2009	2010	2011
	$000	$000	$000	$000	$000	$000	$000%		%	%	%	%

Revenues:
Net Sales	2,968,777	3,351,609	3,492,756	3,699,989	3,898,184	4,099,549	100.00	100.00	100.00	100.00	100.00	100.00

Total Revenues	2,968,777	3,351,609	3,492,756	3,699,989	3,898,184	4,099,549	100.00	100.00	100.00	100.00	100.00	100.00
Growth		12.9%	4.2%	5.9%	5.4%	5.2%

Cost of Goods Sold:
Cost of Goods Sold	1,977,385	2,075,378	2,149,203	2,272,989	2,394,684	2,518,399	66.61	61.92	61.53	61.43	61.43	61.43

Total Cost of Goods Sold	1,977,385	2,075,378	2,149,203	2,272,989	2,394,684	2,518,399	66.61	61.92	61.53	61.43	61.43	61.43

Gross Profit	991,392	1,276,231	1,343,553	1,427,000	1,503,500	1,581,150	33.39	38.08	38.47	38.57	38.57	38.57

Operating Expenses:
Selling, General and Administrative	731,019	—	—	—	—	—	24.62	—	—	—	—	—
Other	6,870	—	—	—	—	—	0.23	—	—	—	—	—

Total Operating Expenses	737,889	973,082	1,001,165	1,056,804	1,111,719	1,164,951	24.85	—	—	—	—	—

Operating Income (EBIT)	253,503	303,149	342,388	370,196	391,781	416,199	8.54	38.08	38.47	38.57	38.57	38.57

Other Income (Expense):
Net Interest Expense	(50,790)	(53,420)	(53,310)	(49,353)	(42,984)	(37,033)	(1.71)	(1.59)	(1.53)	(1.33)	(1.10)	(0.90)
Gain on Sale of Property	—	5,110	2,096	2,096	2,096	2,096	—	0.15	0.06	0.06	0.05	0.05
Other Income	10,842	6,833	8,391	9,759	10,597	10,787	0.37	0.20	0.24	0.26	0.27	0.26

Total Other Expenses (Income)	(39,948)	(41,477)	(42,823)	(37,498)	(30,291)	(24,150)	(1.35)	(1.24)	(1.23)	(1.01)	(0.78)	(0.59)

Net Income	213,555	261,672	299,565	332,698	361,490	392,049	7.19	36.84	37.24	37.55	37.79	37.98

Source: Company-provided projections and discussions with management.

Belk, Inc.	Page 24
EXHIBIT VIII
BELK, INC.
DISCOUNTED CASH FLOW METHOD
WEIGHTED AVERAGE COST OF CAPITAL

Cost of Equity Capital:		Source

Risk-Free Rate of Return	4.75%	The Federal Reserve Statistical Release, January 27, 2006
Long-term Equity Risk Premium	6.14%	SBBI 2005 , Ibbotson Associates [a]
Smaller Stock Risk Premium	1.75%	SBBI 2005 , Ibbotson Associates
Unsystematic Risk Premium	5.00%	Willamette Management Associates Estimate

Total Equity Rate	17.64%

Cost of Debt Capital:

Average Cost of Debt	6.00%	Estimated Company’s Weighted Average Cost of Debt
Tax Rate	36.00%	Estimated Corporate Tax Rate

After-tax Debt Rate	3.84%

Capital Structure:

Market Value of Equity	68.00%	Willamette Management Associates Estimate
Market Value of Debt	32.00%	Willamette Management Associates Estimate

Total Invested Capital	100.00%

WACC (Rounded)	13.2%

a. As adjusted by Ibbotson and Chen.
Sources: As indicated above

Belk, Inc.	Page 25
EXHIBIT IX
BELK, INC.
DISCOUNTED CASH FLOW METHOD
VALUATION SUMMARY AS OF JANUARY 28, 2006
Present Value of Discrete Net Cash Flows:

	Projected Fiscal Years Ending on or about January 31,					Adjusted
	2007	2008	2009	2010	2011	2011
	$000	$000	$000	$000	$000	$000

Earnings Before Interest and Taxes (EBIT)	303,149	342,388	370,196	391,781	416,199	416,199
Taxes @ 36.0%	(109,134)	(123,260)	(133,271)	(141,041)	(149,832)	(149,832)

Debt Free Net Income (DFNI) to Invested Capital	194,015	219,129	236,926	250,740	266,367	266,367

Plus: Depreciation and Amortization	136,646	143,154	153,979	161,111	173,873	173,873
Less: Capital Expenditures	(173,187)	(158,900)	(175,500)	(178,600)	(178,600)	(178,600)
Less: Operating Working Capital Additions	(36,265)	(61,846)	(78,332)	(64,536)	(68,122)	(68,122)

Net Cash Flow to Invested Capital	121,209	141,537	137,073	168,715	193,518	193,518
Partial Period Adjustment	1.00	1.00	1.00	1.00	1.00	1.00

Adjusted Net Cash Flow to Invested Capital	121,209	141,537	137,073	168,715	193,518	193,518

Discounting Period [a]	0.50	1.50	2.50	3.50	4.50
Present Value Factor @ 13.2% [a]	0.9399	0.8303	0.7335	0.6479	0.5724

Present Value of Discrete Cash Flows	113,923	117,517	100,539	109,318	110,768

Total Present Value of Discrete Cash Flows	552,064

Present Value of Terminal Net Cash Flow:

Net Cash Flow — Fiscal 2012 [b]	201,259
Capitalization Multiple [c]	10.87

Terminal Value	2,187,596
Present Value Factor at 13.2%	0.5724

Present Value of Terminal Cash Flow	1,252,155

Valuation Summary:

Present Value of Discrete Cash Flows	552,064
Present Value of Terminal Cash Flow	1,252,155

Indicated MVIC	1,804,220
Less: Interest Bearing Debt	(590,901)

Indicated Value — DCF Method	1,213,319

Notes:
a. Calculated using a mid-year convention.
b. Adjusted 2011 NCF increased by the estimated LT growth rate of 4.0%.
c. Incorporating a long-term nominal growth rate of 4.0% and a WACC of 13.2%.
Sources: Exhibits VI and VII

Belk, Inc.	Page 26
EXHIBIT X
BELK, INC.
GUIDELINE COMPANY METHOD
VALUATION SUMMARY AS OF JANUARY 28, 2006

	Subject	Market Pricing Multiples								Indicated	Individual	Time
Fundamental	Company	Low	1 Qtr.		3 Qtr.	High	Mean	Median	Selected	Value	Multiple	Horizon	Weighted
	$000									$000	Emphasis	Emphasis	Value

Latest 12 Months:
EBIT	263,914	8.6	10.6	14.3		16.5	12.6	13.1	10.0	2,639,140	20.0%		263,914
EBITDA	377,859	5.5	8.3	10.3		10.9	8.9	9.2	7.0	2,645,013	20.0%		264,501
DFNI	169,374	13.4	14.3	22.6		26.3	18.7	18.2	14.0	2,371,241	20.0%		237,124
DFCF	283,319	6.7	10.3	13.9		15.4	11.7	10.6	9.0	2,549,874	20.0%		254,987
Revenues	2,968,777	0.4	0.4	1.3		1.6	0.9	0.7	0.50	1,484,389	20.0%		148,439

											100.0%	50.0%	1,168,966

Five-year Average:
EBIT	204,678	11.0	14.7	17.0		23.0	16.3	16.5	12.0	2,456,136	20.0%		245,614
EBITDA	300,507	5.5	9.2	12.4		15.7	10.9	12.0	7.0	2,103,548	20.0%		210,355
DFNI	130,943	17.7	22.1	26.8		38.2	25.3	24.3	19.0	2,487,925	20.0%		248,792
DFCF	226,772	6.9	11.7	16.5		21.7	14.3	14.9	10.0	2,267,722	20.0%		226,772
Revenues	2,433,044	0.4	0.5	1.5		1.9	1.0	0.7	0.60	1,459,827	20.0%		145,983

											100.0%	50.0%	1,077,516

Indicated MVIC										2,246,481		100.0%
Less: Interest Bearing Debt										(590,901)

Market Value of Equity										1,655,580
Plus/Minus: Other Adjustments									0%	—
Indicated MVE on a Controlling, Marketable Basis										1,655,580

Source: Exhibit XI, WMA analysis.

Belk, Inc.	Page 27
EXHIBIT XI (A)
BELK, INC.
GUIDELINE COMPANY METHOD
MARKET VALUE OF INVESTED CAPITAL

								Price Per	Price
								Common	to	Total
			Latest Quarter				LTM	Share	Earnings	Common	Market Value of Equity
Company	Mkt./Sym.		TBV	BVIBD	TBVIC	MVIBD [a]	Ending	1/28/2006	1/28/2006	Shares [b]	Common	Preferred	MVIC
			$000	$000	$000	$000		$		$000s	$000	$000	$000

Bon-Ton Stores, Inc.	NDQ/BONT	Jan-05	236,807	155,128	391,935	155,128	Oct-05	21.180	23.32	16,176	342,603	—	497,731
Dillards, Inc.	NYSE/DDS	Jan-05	2,206,565	1,257,794	3,464,359	1,257,794	Oct-05	25.760	16.10	82,301	2,120,074	—	3,377,868
Federated Dept. Stores	NYSE/FD	Jan-05	2,954,000	11,609,000	14,563,000	11,609,000	Oct-05	67.750	14.23	240,884	16,319,891	—	27,928,891
Gottschalks, Inc.	NYSE/GOT	Jan-05	110,456	124,625	235,081	124,625	Oct-05	9.720	23.66	13,314	129,412	—	254,037
Kohls Corp.	NYSE/KSS	Jan-05	5,553,928	1,477,607	7,031,535	1,477,607	Oct-05	44.200	18.73	344,441	15,224,292	—	16,701,899
Nordstrom, Inc.	NYSE/JWN	Jan-05	1,897,387	933,945	2,831,332	933,945	Oct-05	42.280	22.90	271,331	11,471,875	—	12,405,820
JC Penny	NSDQ/JCP	Jan-05	2,423,000	2,469,000	4,892,000	2,469,000	Oct-05	56.210	12.87	232,000	13,040,720	—	15,509,720
Saks, Inc.	NYSE/SKS	Jan-05	1,920,477	759,421	2,679,898	759,421	Oct-05	19.010	43.59	139,541	2,652,674	—	3,412,095
Stein Mart, Inc.	NSDQ/SMRT	Jan-05	309,882	—	309,882	—	Oct-05	17.020	14.10	43,759	744,783	—	744,783
Target Corp.	NYSE/TGT	Jan-05	13,556,000	9,895,000	23,451,000	9,895,000	Oct-05	54.070	13.27	881,200	47,646,484	—	57,541,484

BELK, INC.	BLKIA.PK	Jan-06	1,194,827	590,901	1,785,728	590,901	Jan-06	NM		—	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 28
EXHIBIT XI (B)
BELK, INC.
GUIDELINE COMPANY METHOD
EARNINGS BEFORE INTEREST AND TAXES

									Compound
								5-Year	Average		MVIC/EBIT
	LTM	Earnings Before Interest & Taxes (EBIT)						Average [c]	Annual		LTM	5-Year
Company	Growth	LTM	2006	2005	2004	2003	2002	EBIT	Growth [d]	MVIC		Average
	%	$000	$000	$000	$000	$000	$000	$000%		$000

Bon-Ton Stores, Inc.	(22.6)	30,137	38,912	39,632	23,489	21,578	28,877	30,750	0.9	497,731	16.5	16.2
Dillards, Inc.	(3.0)	313,799	323,605	247,486	332,240	318,707	412,554	307,167	(5.6)	3,377,868	10.8	11.0
Federated Dept. Stores	39.4	1,972,000	1,415,000	1,350,000	1,359,000	1,326,000	2,659,000	1,484,400	(6.1)	27,928,891	14.2	18.8
Gottschalks, Inc.	(2.3)	17,418	17,828	16,775	22,175	17,714	32,926	18,382	(12.6)	254,037	14.6	13.8
Kohls Corp.	10.6	1,364,597	1,233,417	1,027,244	1,105,902	866,012	658,986	1,119,434	16.6	16,701,899	12.2	14.9
Nordstrom, Inc.	18.8	861,219	724,709	489,093	346,283	281,317	285,573	540,524	26.2	12,405,820	14.4	23.0
JC Penny	21.8	1,474,000	1,210,000	527,000	769,000	549,000	148,000	905,800	62.3	15,509,720	10.5	17.1
Saks, Inc.	67.9	327,990	195,380	227,742	248,770	165,722	285,480	233,121	3.0	3,412,095	10.4	14.6
Stein Mart, Inc.	40.1	86,180	61,520	8,098	36,436	29,245	67,180	44,296	5.4	744,783	8.6	16.8
Target Corp.	14.7	4,101,000	3,576,000	3,489,000	3,252,000	2,754,000	2,483,000	3,434,400	11.2	57,541,484	14.0	16.8

LOW	(22.6)								(12.6)		8.6	11.0
HIGH	67.9								62.3		16.5	23.0
1st Quartile	0.9								(4.0)		10.6	14.7
3rd Quartile	35.0								15.2		14.3	17.0
MEAN	18.5								10.1		12.6	16.3
MEDIAN	16.8								4.2		13.1	16.5

BELK, INC.	14.9	263,914	263,914	229,642	196,621	178,727	154,486	204,678	14.3	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 29
EXHIBIT XI (C)
BELK, INC.
GUIDELINE COMPANY METHOD
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION

									Compound
		Earnings Before Interest, Taxes,						5-Year	Average		MVIC/EBITDA
	LTM	Depreciation & Amortization (EBITDA)						Average [c]	Annual		LTM	5-Year
Company	Growth	LTM	2006	2005	2004	2003	2002	EBITDA	Growth [d]	MVIC		Average
	%	$000	$000	$000	$000	$000	$000	$000%		$000

Bon-Ton Stores, Inc.	(12.0)	58,092	66,029	60,666	44,790	41,361	45,962	54,188	5.1	497,731	8.6	9.2
Dillards, Inc.	(1.1)	618,917	625,522	538,147	633,647	629,461	715,752	609,139	(3.0)	3,377,868	5.5	5.5
Federated Dept. Stores	31.2	2,831,000	2,158,000	2,063,000	2,044,000	2,015,000	3,310,000	2,222,200	(3.2)	27,928,891	9.9	12.6
Gottschalks, Inc.	(1.1)	30,808	31,153	31,272	35,549	30,970	44,080	31,950	(7.3)	254,037	8.2	8.0
Kohls Corp.	11.1	1,690,352	1,521,590	1,264,108	1,297,341	1,023,177	785,972	1,359,314	17.5	16,701,899	9.9	12.3
Nordstrom, Inc.	14.8	1,135,894	989,478	739,776	580,214	499,036	489,872	788,880	19.4	12,405,820	10.9	15.7
JC Penny	17.6	1,856,000	1,578,000	921,000	1,138,000	918,000	843,000	1,282,200	18.1	15,509,720	8.4	12.1
Saks, Inc.	64.8	321,899	195,380	449,092	464,792	385,495	499,579	363,332	(8.9)	3,412,095	10.6	9.4
Stein Mart, Inc.	32.2	105,117	79,538	27,641	55,206	46,067	81,553	62,714	5.5	744,783	7.1	11.9
Target Corp.	13.4	5,485,000	4,835,000	4,587,000	4,464,000	3,833,000	3,423,000	4,640,800	10.4	57,541,484	10.5	12.4

LOW	(12.0)								(8.9)		5.5	5.5

HIGH	64.8								19.4		10.9	15.7
1st Quartile	2.0								(3.2)		8.3	9.2
3rd Quartile	27.8								15.7		10.3	12.4
MEAN	17.1								5.4		8.9	10.9
MEDIAN	14.1								5.3		9.2	12.0

BELK, INC.	14.2	377,859	377,859	330,897	287,628	268,039	238,111	300,507	12.2	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 30
EXHIBIT XI (D)
BELK, INC.
GUIDELINE COMPANY METHOD
DEBT-FREE NET INCOME

									Compound
								5-Year	Average		MVIC/DFNI
	LTM	Debt-free Net Income (DFNI)						Average [c]	Annual		LTM	5-Year
Company	Growth	LTM	2006	2005	2004	2003	2002	DFNI	Growth [d]	MVIC		Average
	%	$000	$000	$000	$000	$000	$000	$000%		$000

Bon-Ton Stores, Inc.	(22.8)	18,899	24,485	24,770	14,680	13,378	17,910	19,242	1.1	497,731	26.3	25.9
Dillards, Inc.	(2.9)	200,317	206,324	144,586	214,584	189,170	279,053	190,996	(6.7)	3,377,868	16.9	17.7
Federated Dept. Stores	47.2	1,286,357	873,598	863,054	827,330	880,600	1,593,459	946,188	(4.4)	27,928,891	21.7	29.5
Gottschalks, Inc.	(2.2)	11,068	11,317	6,529	11,898	11,464	20,481	10,455	(12.2)	254,037	23.0	24.3
Kohls Corp.	11.3	853,997	767,182	638,967	687,871	536,668	405,280	696,937	17.0	16,701,899	19.6	24.0
Nordstrom, Inc.	20.2	529,412	440,515	298,316	183,357	171,535	174,263	324,627	26.4	12,405,820	23.4	38.2
JC Penny	46.5	1,159,359	791,245	351,333	528,108	364,664	29,233	638,942	117.2	15,509,720	13.4	24.3
Saks, Inc.	68.0	227,006	135,094	171,672	157,961	102,032	185,751	158,753	4.3	3,412,095	15.0	21.5
Stein Mart, Inc.	40.5	53,576	38,142	5,021	22,590	18,132	41,808	27,492	5.4	744,783	13.9	27.1
Target Corp.	8.3	4,087,307	3,773,028	2,170,017	2,010,018	1,707,056	1,528,744	2,749,485	23.0	57,541,484	14.1	20.9

LOW	(22.8)								(12.2)		13.4	17.7
HIGH	68.0								117.2		26.3	38.2
1st Quartile	0.4								(3.0)		14.3	22.1
3rd Quartile	45.0								21.5		22.6	26.8
MEAN	21.4								17.1		18.7	25.3
MEDIAN	15.7								4.8		18.2	24.3

BELK, INC.	15.5	169,374	169,374	146,663	128,525	112,214	97,941	130,943	14.7	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 31
EXHIBIT XI (E)
BELK, INC.
GUIDELINE COMPANY METHOD
DEBT-FREE CASH FLOW

									Compound
								5-Year	Average		MVIC/DFCF
	LTM	Debt-free Cash Flow (DFCF)						Average [c]	Annual		LTM	5-Year
Company	Growth	LTM	2006	2005	2004	2003	2002	DFCF	Growth [d]	MVIC		Average
	%	$000	$000	$000	$000	$000	$000	$000%		$000

Bon-Ton Stores, Inc.	(9.2)	46,854	51,602	45,804	35,981	33,161	34,995	42,680	6.3	497,731	10.6	11.7
Dillards, Inc.	(0.6)	505,435	508,241	435,247	515,991	499,924	582,251	492,967	(2.9)	3,377,868	6.7	6.9
Federated Dept. Stores	32.7	2,145,357	1,616,598	1,576,054	1,512,330	1,569,600	2,244,459	1,683,988	(0.9)	27,928,891	13.0	16.6
Gottschalks, Inc.	(0.7)	24,458	24,642	21,026	25,272	24,720	31,635	24,024	(5.3)	254,037	10.4	10.6
Kohls Corp.	11.8	1,179,752	1,055,355	875,831	879,310	693,833	532,266	936,816	18.3	16,701,899	14.2	17.8
Nordstrom, Inc.	14.0	804,087	705,284	548,999	417,288	389,254	378,562	572,982	17.2	12,405,820	15.4	21.7
JC Penny	33.0	1,541,359	1,159,245	745,333	897,108	733,664	724,233	1,015,342	17.3	15,509,720	10.1	15.3
Saks, Inc.	63.5	220,915	135,094	393,022	373,983	321,805	399,850	288,964	(11.8)	3,412,095	15.4	11.8
Stein Mart, Inc.	29.1	72,513	56,160	24,564	41,360	34,954	56,181	45,910	5.5	744,783	10.3	16.2
Target Corp.	8.7	5,471,307	5,032,028	3,268,017	3,222,018	2,786,056	2,468,744	3,955,885	18.3	57,541,484	10.5	14.5

LOW	(9.2)								(11.8)		6.7	6.9
HIGH	63.5								18.3		15.4	21.7
1st Quartile	1.8								(2.4)		10.3	11.7
3rd Quartile	31.8								17.2		13.9	16.5
MEAN	18.2								6.2		11.7	14.3
MEDIAN	12.9								5.9		10.6	14.9

BELK, INC.	14.3	283,319	283,319	247,918	219,532	201,526	181,566	226,772	11.8	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 32
EXHIBIT XI (F)
BELK, INC.
GUIDELINE COMPANY METHOD
REVENUES

									Compound		MVIC/
								5-Year	Average		Revenues
	LTM	Revenues						Average [c]	Annual		LTM	5-Year
Company	Growth	LTM	2006	2005	2004	2003	2002	Revenues	Growth [d]	MVIC		Average
	%	$000	$000	$000	$000	$000	$000	$000%		$000

Bon-Ton Stores, Inc.	(1.9)	1,295,099	1,319,623	930,036	715,935	724,325	752,531	997,004	12.1	497,731	0.38	0.50
Dillards, Inc.	(0.0)	7,813,582	7,816,271	7,848,068	8,169,639	8,388,339	8,817,785	8,007,180	(2.5)	3,377,868	0.43	0.42
Federated Dept. Stores	15.3	18,023,000	15,630,000	15,264,000	15,435,000	15,651,000	16,638,000	16,000,600	1.7	27,928,891	1.55	1.75
Gottschalks, Inc.	1.0	675,543	668,613	667,828	674,141	687,286	652,535	674,682	0.7	254,037	0.38	0.38
Kohls Corp.	9.6	12,828,982	11,700,619	10,282,094	9,120,287	7,488,654	6,151,996	10,284,127	16.8	16,701,899	1.30	1.62
Nordstrom, Inc.	5.6	7,527,385	7,131,388	6,646,763	6,114,365	5,768,020	5,659,137	6,637,584	6.2	12,405,820	1.65	1.87
JC Penny	2.4	18,861,000	18,424,000	17,786,000	17,633,000	18,092,000	18,693,000	18,159,200	0.2	15,509,720	0.82	0.85
Saks, Inc.	—	6,437,277	6,437,277	6,055,055	5,911,122	6,070,568	6,581,236	6,182,260	(0.5)	3,412,095	0.53	0.55
Stein Mart, Inc.	2.7	1,499,199	1,459,607	1,351,623	1,401,613	1,313,144	1,199,635	1,405,037	4.8	744,783	0.50	0.53
Target Corp.	8.6	50,867,000	46,839,000	48,163,000	43,917,000	39,826,000	36,851,000	45,922,400	7.0	57,541,484	1.13	1.25

LOW	(1.9)								(2.5)		0.4	0.4
HIGH	15.3								16.8		1.6	1.9
1st Quartile	0.3								0.3		0.4	0.5
3rd Quartile	7.8								6.8		1.3	1.5
MEAN	4.3								4.7		0.9	1.0
MEDIAN	2.5								3.3		0.7	0.7

BELK, INC.	21.3	2,968,777	2,968,777	2,446,832	2,264,907	2,241,555	2,243,151	2,433,044	7.3

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 33
EXHIBIT XI(G)
BELK, INC.
GUIDELINE COMPANY METHOD
REVENUE PERFORMANCE RATIOS

	LTM Return on Revenues				5-Year Average Return on Revenues
Company	EBIT	EBITDA	DFNI	DFCF	EBIT	EBITDA	DFNI	DFCF
	%	%	%	%	%	%	%	%

Bon-Ton Stores, Inc.	2.3	4.5	1.5	3.6	3.1	5.4	1.9	4.3
Dillards, Inc.	4.0	7.9	2.6	6.5	3.8	7.6	2.4	6.2
Federated Dept. Stores	10.9	15.7	7.1	11.9	9.3	13.9	5.9	10.5
Gottschalks, Inc.	2.6	4.6	1.6	3.6	2.7	4.7	1.5	3.6
Kohls Corp.	10.6	13.2	6.7	9.2	10.9	13.2	6.8	9.1
Nordstrom, Inc.	11.4	15.1	7.0	10.7	8.1	11.9	4.9	8.6
JC Penny	7.8	9.8	6.1	8.2	5.0	7.1	3.5	5.6
Saks, Inc.	5.1	5.0	3.5	3.4	3.8	5.9	2.6	4.7
Stein Mart, Inc.	5.7	7.0	3.6	4.8	3.2	4.5	2.0	3.3
Target Corp.	8.1	10.8	8.0	10.8	7.5	10.1	6.0	8.6

LOW	2.3	4.5	1.5	3.4	2.7	4.5	1.5	3.3
HIGH	11.4	15.7	8.0	11.9	10.9	13.9	6.8	10.5
1st Quartile	4.3	5.5	2.8	3.9	3.3	5.5	2.1	4.4
3rd Quartile	10.0	12.6	6.9	10.3	8.0	11.4	5.7	8.6
MEAN	6.9	9.4	4.8	7.3	5.7	8.4	3.7	6.4
MEDIAN	6.8	8.9	4.9	7.3	4.4	7.3	3.0	5.9

BELK, INC.	8.9	12.7	5.7	9.5	8.4	12.4	5.4	9.3

Definitions, sources, and footnotes are found on Exhibit VII(H).

Belk, Inc.	Page 34
EXHIBIT XI (H)
BELK, INC.
GUIDELINE COMPANY METHOD
DEFINITIONS, FOOTNOTES, AND SOURCES TO EXHIBITS
Definitions:
BV = Book value
DF = Deficit
FYE = Fiscal year-end
IBD = Interest-bearing debt
LTM = Latest 12 months
LTM = Latest 12 months
MV = Market value
MVIC = LTD + ST interest-bearing debt + MV of preferred + MV of common equity.
NM = Not meaningful
TBVIC = Stockholders’ equity — goodwill + LTD + ST interest-bearing debt.
Footnotes:
a. Book value if not publicly traded.
b. Per most recently available data prior to the valuation date.
c. Includes latest 12 months if at least six months beyond latest fiscal year-end.
d. From earliest year on the table to the latest 12 months period.
Sources: SEC Forms 10-K and 10-Q, Annual Reports to Shareholders, Standard & Poor’s Compustat and Dialog-on-Disc, and Disclosure’s Compact Disclosure.

Belk, Inc.	Page 35
EXHIBIT XII(A)
BELK, INC.
PREVIOUS TRANSACTIONS

		Weighted
		Avg. Price
		Per Share for		Number
	Date	Transaction		of Shares
	1/3/2004	10.60	[a]	146,676
	1/31/2004	8.75	[b]	22,000
	2/11/2004	8.75	[b]	21,000
	3/30/2004	10.00	[b]	1,152
	5/6/2004	10.00	[b]	2,162
	5/27/2004	10.00	[b]	1,000
	6/8/2004	10.00	[b]	2,630
	6/14/2004	11.15	[a]	643,071
	8/5/2004	10.00	[b]	3,000
	8/5/2004	10.00	[b]	1,000
	9/2/2004	10.00	[b]	2,000
	9/9/2004	10.00	[b]	2,500
	8/31/2004	10.00	[b]	5,000
	10/5/2004	10.00	[b]	1,000
	10/20/2004	10.00	[b]	3,700
	11/2/2004	10.00	[b]	800
	11/12/2004	11.00	[b]	1,000
	12/6/2004	11.00	[b]	1,749
	1/3/2005	15.60	[a]	96,153
	1/14/2005	11.00	[b]	4,700
	3/9/2005	11.00	[b]	3,500
	5/23/2005	11.00	[a]	2,000
	6/7/2005	11.00	[b]	7,490
	6/8/2005	11.00	[b]	10,000
	6/9/2005	11.00	[b]	56,300
	6/20/2005	11.00	[b]	26,030
	7/5/2005	12.00	[b]	2,500
	7/22/2005	15.00	[a]	4,000
	8/3/2005	12.00	[b]	3,000
	8/31/2005	12.00	[b]	2,000
	9/28/2005	13.00	[b]	6,800
	10/7/2005	15.00	[b]	5,000
	10/14/2005	15.00	[b]	3,300
	10/17/2005	17.00	[c]	9,300
	10/24/2005	15.00	[b]	5,000
	10/26/2005	15.00	[b]	11,135
	11/9/2005	12.00	[b]	1,000
	11/18/2005	15.00	[b]	3,613
	12/20/2005	16.00	[a]	2,560
	12/21/2005	15.00	[b]	17,000
	1/3/2006	17.10	[a]	93,356
	1/5/2006	15.00	[b]	2,176
	1/24/2006	16.00	[a]	2,000
	1/25/2006	15.00	[b]	18,976
	1/27/2006	15.00	[b]	4,000

High		17.10
Low		8.75
Mean		12.24
Median		11.00
Last Trade		15.00

Notes:
a . Private Transaction.
b . Represents a broker-assisted sale through IJL / Wachovia Securities.
c . Intrafamily Transaction.
Source: Belk, Inc. transaction roster.

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EXHIBIT XII(B)
BELK, INC.
STOCK TRANSACTION HISTORY

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APPENDIX B
U.S. ECONOMIC OUTLOOK

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U.S. Economic Outlook
In our analysis, we have considered the general economic climate that prevailed at the end of December 2005. This section contains an overview of some selected economic factors, followed by a discussion of those factors that are critical over the long term. Topics addressed include general economic conditions, fiscal policy, consumer prices and inflation rates, employment growth and unemployment, interest rates, consumer spending, the stock markets, industrial production, and capital expenditures.
General Economic Conditions
Growth in the U.S. economy was meager in the fourth quarter of 2005. Personal and government spending slowed and durable goods orders plunged. Business spending on capital goods also slowed.
Gross domestic product (GDP) advanced 1.1 percent in 2005’s fourth quarter, the slowest pace in three years. In the third quarter of 2005 the economy was ahead by 4.1 percent. For all of 2005 GDP expanded 3.5 percent. Economists believe that the economy’s poor performance in the final quarter of 2005 was a temporary setback rather than an indication of a sustained period of economic weakness.
Fiscal Policy
The U.S. Treasury reported a large surprise surplus in December 2005 of $10.98 billion as gross corporate tax receipts reached a new high. That surplus compares with a $2.85 billion deficit reported in December 2004. The deficit for fiscal 2006, which began in October 2005, so far was $119.31 billion.
The U.S. trade deficit fell in November 2005 to $64.21 billion. Export prices strengthened, shipments of consumer goods from China slowed, and petroleum prices were down. The gap between exports and imports shrank 5.7 percent from the previous month. Exports were up by $1.92 billion and imports were down by a little less than $2.0 billion. Still, the November deficit was the third highest on record. The deficit for all of 2005 is expected to set a new record high.
The trade deficit with China is expected to be greater than $200.0 billion for all of 2005. Legislation is being pushed in the U.S. Congress to impose tariffs on Chinese products unless the country does more to allow its currency to increase in value against the dollar. America’s manufacturers claim that China is unfairly depressing the value of its currency by as much as 40.0 percent.
Monetary Policy
On December 13, 2005, the Federal Open Market Committee (FOMC) of the Federal Reserve Bank increased short-term interest rates to 4.25 percent, the 13th consecutive quarter point increase. The discount rate charged on advances to commercial banks also was increased to 5.25 percent from 5.0 percent. The increases in short-term interest rates were expected to continue.
The current chairman of the Federal Reserve Board of Governors, Alan Greenspan, will retire after the January 31, 2006, meeting after 18+ years as chairman. The incoming chairman, Ben Bernanke, has indicated his comfort zone for inflation is 1.0 percent to 2.0 percent.
During the last week of December 2005, the spread between yields on the two-year and ten-year Treasury notes turned negative briefly for the first time in five years. It has been believed in the past that this meant inflation was subsiding and that future short-term rates would be lower. Federal Reserve Chairman Alan

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Greenspan has argued that changes to the U.S. and global financial landscapes have reduced the yield curve’s predictive power.
Consumer Prices and Inflation Rates
The consumer price index (CPI) decreased in December 2005 by 0.1 percent, reflecting a large decline in energy prices. Excluding food and energy prices, the core CPI was up 0.2 percent in December.
For the final quarter of 2005, the CPI was down 1.6 percent, but for the year, the CPI was ahead 3.4 percent, the fastest pace of increase in five years. Energy prices were up 17.1 percent in 2005. However, for the quarter ended December 31, 2005, energy prices were down 35.2 percent.
U.S. import prices fell 0.2 percent in December 2005, after a 1.8 percent drop in November. Petroleum prices fell 0.9 percent in December and 9.2 percent in November. However, petroleum prices jumped 42.5 percent from one year ago. Excluding petroleum, import prices were up only 2.4 percent from December 2004. Export prices were 0.1 percent higher in December 2005, after declining 0.7 percent in November.
Personal consumption expenditures were ahead at a 2.6 percent rate in 2005’s final quarter, down from a 3.7 percent increase in the third quarter. However, the personal consumption expenditure (PCE) price index, excluding food and energy, increased at a 2.2 percent annual rate, up sharply from the 1.4 percent rate of increase in the third quarter. That suggested inflation is spreading into a variety of products. In December 2005, the PCE, excluding food and energy costs, increased 0.1 percent.
Federal Reserve officials watch the PCE closely, believing it to be a superior measure of inflation compared to the CPI. On an annualized basis, the core PCE index was 1.9 percent at the end of December 2005, near the top of the Federal Reserve Board of Governors’ comfort zone on inflation.
Employment Growth and Unemployment
Total nonagricultural employment was up by 108,000 in December 2005 to 134.5 million, following a 305,000 increase in November. In December job growth was the strongest in professional and business services, education and health services, leisure and hospitality, and manufacturing.
Over all of 2005, payroll employment increased by 2.0 million jobs, or 1.5 percent. Professional and business services, education and health services, construction, and leisure and hospitality recorded the largest employment increases in 2005. Manufacturing was the only sector to record job losses in 2005, its eighth annual decline in the last nine years.
The unemployment rate dropped to 4.9 percent in December 2005. In 2005 the unemployment rate averaged 5.1 percent, an improvement over 2004’s average of 5.5 percent.
Average hourly earnings increased by five cents to $16.34 in December 2005. For the year ended December 30, 2005, average hourly earnings were up 3.1 percent. When inflation is taken into account, average hourly earnings in the United States slid 0.5 percent in 2005. That compares to a 0.7 percent decline in 2004.
The average workweek decreased by 0.1 hour in December 2005 to 33.7 hours. Since late 2002, the workweek has been flat.

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The U.S. Labor Department reported the Employment Cost Index (ECI) increased 0.8 percent in 2005’s final quarter, as wage growth picked up and the increase in benefit costs slowed. Wages and salaries increased 0.8 percent in the last quarter of 2005. However, inflation increased at a faster pace than worker paychecks. In the 12 months through December 2005, inflation adjusted wages were down 0.8 percent. Benefit costs in the fourth quarter of 2005 increased 1.1 percent.
Total employment costs increased 3.1 percent during 2005, with wages and salaries up 2.6 percent and benefit costs gaining 4.5 percent. When inflation is taken into account, compensation costs actually shrank 0.3 percent in 2005, the first calendar year decline since 1996. Benefit costs, adjusted for inflation, increased by 1.1 percent for the year 2005.
The American savings rate was negative in December 2005 for the seventh straight month, falling to a negative 0.7 percent. For all of 2005, the savings rate was a minus 0.5 percent, the first yearly negative rate since the Depression year of 1933.
Personal income in December 2005 increased 0.4 percent and after-tax personal income also increased 0.4 percent. Personal income increased 5.4 percent for all of 2005, compared to a 5.9 percent gain in 2004, and disposable personal income increased 4.2 percent in 2005, compared with an increase of 6.1 percent in 2004. Personal consumption expenditures increased 6.5 percent in 2005, the same as in 2004.
Productivity—the amount of output per hour of work—declined in the fourth quarter of 2005. In the nonfarm business sector, productivity was down 0.6 percent. It was the first decline since the first quarter of 2001. For all of 2005, productivity in the nonfarm business sector increased 2.7 percent.
Unit labor costs in the nonfarm business sector climbed 3.5 percent in the fourth quarter of 2005, the largest increase in a year. However, real hourly compensation fell 0.4 percent, indicating worker compensation is not increasing rapidly. For the entire year 2005, labor costs were ahead by 2.4 percent, the highest annual growth rate since 2000.
Interest Rates
In response to the Federal Reserve interest rate increase in December 2005, commercial banks increased their prime lending rate to 7.25 percent from 7.0 percent. The prime rate is a benchmark for many short-term business and consumer loans.
Consumer Spending
Consumer spending was ahead by only 1.1 percent in the fourth quarter of 2005. It was the slowest expansion pace since the second quarter of 2001. High energy prices and increasing borrowing costs took a toll on consumers’ budgets. Spending on durable goods, including automobiles and appliances, dropped a substantial 17.5 percent in 2005’s last quarter. It was the sharpest decrease since the first quarter of 1987. Consumer spending in December 2005 was ahead 0.9 percent.
Retail sales in 2005 were up a healthy 7.3 percent. December 2005 sales, however, were up just 0.7 percent from November. Automobile sales were lower in December, while sales at gasoline stations increased. Clothing sales were flat, but sales of sporting goods, books, music CDs, and DVDs increased at a strong pace. Sales of electronics fell slightly, but that was because of supply factors rather than demand. The government counts gift card sales only when redeemed, which could boost January’s spending numbers.

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Consumer credit outstanding fell at a 0.4 percent annual rate, or about $649.0 million, to $2.156 trillion in November 2005. That decline followed a revised record $8.44 billion drop in October. It was the first consecutive two-month decline since June 1992. Revolving debt, such as credit cards, climbed by $335.0 million, and nonrevolving debt, such as automobile loans, plunged $984.0 million.
In December 2005 consumer confidence reported by the Conference Board’s Consumer Confidence Index was up to 103.6. It was the highest reading since August 2005. A figure between 80.0 and 100.0 suggests slow growth, while a reading below 80.0 indicates a recession.
Construction
Construction spending increased by a stronger than expected 1.0 percent in December 2005, closing out a record year. Spending was at an annual rate of $1.161 trillion, an all time high. From one year earlier construction spending was ahead 8.9 percent. Private construction gained 1.1 percent to an annual rate of $904.3 billion and set a new record. Private residential building was up 1.0 percent to a new record high, while nonresidential building increased 1.3 percent. Public construction spending climbed 0.7 percent in December to an all-time high of $256.3 billion.
Housing starts, at an annual rate of 1.933 million, were down 8.9 percent in December 2005 from a month earlier. Even so, 2005 was a record year for home construction, topped only by the record set in 1972. Single-family home starts plunged 12.3 percent in December to an annual rate of 1.577 million units, and construction was started on multi-family units at an annual rate of 356,000, an increase of 10.2 percent from November’s rate.
Permits for future housing starts dropped 4.4 percent to 2.068 million units in December 2005. Building permits are an indicator of future construction activity.
New home sales increased 2.9 percent in December 2005 to an annual rate of 1.27 million, after dropping 9.2 percent in November. The inventory of unsold homes was 516,000, a supply of 4.9 months. That inventory ratio was at its highest level since 1996. The median price of a new home was $221,800 in December, down 3.0 percent from December 2004.
Sales of previously owned homes fell 5.7 percent in December 2005 to an annual rate of 6.60 million, their lowest level in three months. However, for the year existing home sales reached a new record high. The median price for a previously owned home was $211,000 in December, down from $215,000 in November, but up 10.4 percent from one year earlier. The December inventory of homes for sale increased slightly from November to a 5.1 months’ supply, but that supply was 26.0 percent more than in December 2004.
Existing home sales make up 85.0 percent of the housing market and new home sales make up 15.0 percent of the market. Economists believe both the new homes and existing homes markets are starting to show the housing market has lost some steam. However, the market remains at an elevated level. New home sales hit a record level in July 2005 and existing home sales hit a peak in June of this year.
Freddie Mac reported that the nationwide average for a 30-year fixed rate mortgage during December 2005 was 6.27 percent, down from an average of 6.33 percent in November. The nationwide average does not include add-on fees known as points.

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The Stock Markets
The good news about 2005’s flat stock market was that stocks became less expensive. In 2005 the Dow Jones Industrial Average finished off 0.6 percent, almost flat. The S&P 500 gained only 3.0 percent and ended the year with its lowest price/earnings ratio in 10 years. However, if the Federal Reserve continues to increase short-term rates, price/earnings ratios may continue to fall. The S&P 400 Industrials finished 2005 with a 2.4 percent gain for the year, and the Nasdaq Industrials finished ahead 0.1 percent.
The table below presents some historical data for the Dow Jones Industrial Average, S&P 400 Industrials and 500 Composite, and the Nasdaq Industrials.
Historical Stock Market Data

Index	2004	2005
	12/31	3/31	6/30	9/30	12/30
Dow Jones Industrial Average	10,783.01	10,503.76	10,274.97	10,568.70	10,717.50

S&P400 Industrials	1,380.33	1,359.91	1,360.04	1,410.87	1,413.00
P/E Multiple	23.54	22.75	22.01	21.85	20.43
Dividend Yield	1.46	1.56	1.59	1.55	1.61

S&P 500 Composite	1,211.92	1,180.59	1,191.33	1,228.81	1,248.29
P/E Multiple	20.99	20.03	19.79	19.39	18.70
Dividend Yield	1.72	1.85	1.86	1.84	1.86

Nasdaq (OTC) Industrials	1,857.73	1,701.61	1,741.20	1,802.06	1,859.87

Sources: Barron’s [1-10-05, 4-4-05, 7-4-05, 10-3-05 and 1-2-06], The Wall Street Journal [7-1-05] and Barron’s Online 1-3-05.
Global merger and acquisition volume increased 38.0 percent in 2005 to $2.9 trillion from one year earlier. Activity in the United States reached $1.1 trillion, up 30.0 percent from 2004 according to the report by Dealogic. The telecommunications industry was the most active U.S. industry, followed by health care.
Industrial Production
Industrial output at the nation’s factories, mines, and utilities increased 0.6 percent in December 2005. It was the third straight monthly gain. Manufacturing was ahead 0.2 percent in December, utility production increased 2.7 percent, and mining output gained 2.5 percent. For the fourth quarter of 2005 production was ahead at a 3.8 percent annual rate, and for the entire year industrial output increased 2.8 percent.
Capacity utilization at factories, mines, and utilities was up 0.4 percent in December 2005 to 80.7 percent from 80.3 in November. Utilization still is 0.3 percent below the average seen in the 1972 through 2004 period.
U.S. factory orders for manufactured goods increased a healthy 1.1 percent in December 2005. This followed a revised 3.3 percent increase in November. Durable goods orders, goods meant to last three years or more, gained 1.8 percent in December 2005. For all of 2005, new orders increased 8.1 percent. New orders for manufactured nondurable goods increased $0.5 billion to $186.0 billion in December 2005.
The Institute of Supply Management (ISM) reported its manufacturing index registered 54.2 in December 2005, down from 58.1 in November. A reading above 50 indicates the sector is expanding and a reading below 50 indicates manufacturing activity is shrinking.

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The prices paid index of the ISM report for manufacturing showed prices paid by manufacturers decreased to 63.0 in December 2005 from 74.0 in November. This drop was due to the decline of supply disruptions brought on by the hurricanes in 2005.
According to the ISM, the U.S. service sector grew for the 33rd consecutive month in December 2005. The ISM reading for the sector was 59.8, 1.3 percent higher than in November. The prices paid index for the sector decreased 4.7 percent to 69.5. Still, the prices paid remain in a historically high range.
The producer price index (PPI) of wholesale prices jumped ahead a sharp 0.9 percent in December 2005, because of a surge in energy prices. The core PPI, which excludes food and energy, only increased 0.1 percent.
Manufacturers’ and trade inventories at the end of November 2005 were up 0.5 percent from October and up 3.7 percent from November 2004. The total business inventories to sales ratio at the end of November was 1.26, versus 1.29 at the end of November 2004.
Capital Expenditures
Investment spending by companies increased a meager 2.8 percent annual rate in the fourth quarter of 2005. That was less than half the third quarter’s rate of 8.5 percent.
Businesses increased their spending on equipment and software 3.5 percent in the fourth quarter of 2005. That was the smallest gain since the first quarter of 2003. Orders for nondefense capital goods excluding aircraft—a measure of future corporate spending on equipment—were up 4.1 percent in December 2005, after a 0.2 percent gain in November.
Outlook
Mark Zandi, chief economist at Moody’s Economy.com, said “The economy hit a pothole in the fourth quarter. I’m not at all worried about the health of the economy.” He believes that in the first quarter of 2006 economic growth will be about 4.0 percent.
The Federal Reserve Board of Governors was expected to increase short-term interest rates at its January 31, 2006, meeting by one quarter of a percentage point to 4.5 percent. Mark Zandi said that the PCE core inflation rate reported for the fourth quarter 2005 reinforced his belief that the Federal Reserve also will increase interest rates at its March 28, 2006, meeting.
Other economists see a significant slowdown in the economy. They estimate economic growth will fall in 2006 to its lowest rate since 2002 and push unemployment up. The Federal Reserve wants to see long-term economic growth fall to its long-term trend of slightly more than 3.0 percent and will continue to increase rates until that happens.
Sources: The Wall Street Journal; Barron’s; Barron’s Online; The Oregonian; Associated Press; AFP; Financial Times; U.S. Bureau of Labor Statistics; U.S. Census Bureau News; ISM; New York Times; Econoday Report; U.S. Bureau of Economic Analysis; CNNMoney.com; Reuters Limited; and Worth.

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Appendix C
Discounts for Lack of Marketability

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Discounts for Lack of Marketability
Overview
All other things being equal, an equity investment in a company is worth more if it is readily marketable or, conversely, worth less if it is not. It is well known that investors prefer liquidity to lack of liquidity, and interests in closely held companies are illiquid relative to most other investments.
The problem that the appraiser of closely held companies must solve, of course, is to quantify the effect of marketability, or lack of it, in terms of its impact on the value of a company’s stock. In many valuations of closely held company stock, the discount for lack of marketability turns out to be the largest single issue to resolve—and an important issue in almost all such valuations.
The Concept and Importance of Marketability
The concept of marketability deals with the liquidity of an asset—that is, how quickly and certainly it can be converted into cash at the owner’s discretion. The rationale of a discount for lack of marketability was quite clearly articulated in 1983 by Lawrence H. Averill Jr., Dean of the School of Law of the University of Arkansas at Little Rock:
The lack of marketability problem is inherent in the valuation of all business interests that are not actively traded on recognized markets. The poor marketability of nontraded business interests stems from several factors. First, most of these businesses are small, family-owned and run operations. Such businesses run great risk of failure. The greater the risk, the lower the value. Second, these interests lack liquidity. There is no large pool of potential buyers for these interests when they come on the market. The longer it takes to sell an asset, the lower the value will be as compared to more actively tradable assets. Such a business interest must be sold at a substantial discount in order to attract buyers, as recognized by court decisions. The actual amount of the discount, of course, will vary from situation to situation. 1
Benchmark for Discounts for Lack of Marketability
For a “discount” to have a precise meaning, there must be a precise definition of the level of value from which the discount is taken. Since minority interests in closely held companies are typically valued by some form of reference to prices of actively traded securities (market multiples, market-derived discount rates, etc.), the benchmark for marketability for minority interest securities normally is considered to be the active public securities markets.
In the U.S. public markets, a security holder is able to sell a security over the telephone in seconds, usually at or within a small fraction of a percent of the last price at which a security traded, with a very small commission cost, and receive the cash proceeds within three business days.

[1]	Lawrence H. Averill Jr., Estate Valuation Handbook (New York: John Wiley & Sons, 1983), p. 177.

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By contrast, the universe of realistically potential buyers for most closely held minority securities is an infinitesimally small fraction of the universe of potential buyers for publicly traded securities. In any case, it is illegal for a person or a company to sell closely held securities to the general public without a registration with either the Securities Exchange Commission (SEC) or the state corporation commission, an expensive and time consuming process. Furthermore, a minority stockholder cannot register stock for public trading; only the company can register its stock for public trading.
Besides the problems of actually trying to sell the stock (and because of them), the liquidity of closely held stock is further impaired by banks and other lending institutions’ unwillingness to accept it as loan collateral as they would accept public stock.
Because of these extreme contrasts between the ability to sell or hypothecate closely held minority stock as compared with publicly traded stock, empirical evidence suggests that discounts for lack of marketability for minority interest, closely held stocks tend to cluster in the range of 35 to 60 percent from their publicly traded counterparts. Naturally, each situation must be analyzed on the basis of its individual facts and circumstances, which may in some cases, justify a discount for lack of marketability above or below this typical range.
Empirical Evidence for Quantification of Discounts
There have been two general types of empirical studies designed to quantify the discounts for lack of marketability for minority interests in closely held companies:
1.	discounts on sales of restricted shares of publicly traded companies, and

2.	discounts on private transactions prior to public offerings.
As noted earlier, the above sources of empirical data indicate that the base from which to take the discount in each case is the actual or estimated price at which the shares could be sold if registered and freely traded in a public trading market.
The following sections summarize the findings of these two very extensive lines of empirical evidence. As will be explained in detail, the second line of studies provides more relevant evidence of the appropriate discount for lack of marketability for closely held stocks.
Sales of Restricted Shares of Publicly Traded Companies
Studies of sales of the restricted shares of publicly traded companies specifically isolate the value of the factor of marketability from all other factors. Restricted stock is identical in all respects to the freely traded stock of a public company, except that it is restricted from trading on the open market for a certain period. The duration of the restrictions vary from one situation to another. Since marketability is the only difference between the restricted stock and its freely traded counterpart, analysts have attempted to find differences in the price at which restricted stock transactions take place compared with open market transactions in the same stock on the same date. This difference provides evidence on the price spread between a readily marketable security and one that is identical but subject to certain restrictions on its marketability.

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Publicly traded companies frequently issue restricted, or “letter,” stock in making acquisitions or raising capital, because the time and cost of registering the new stock with the SEC would make a registration at the time of the transaction impractical. Also, founders or other insiders may own portions of a publicly traded company’s stock that has never been registered for public trading. Even though such stock cannot be sold to the public on the open market, it may be sold in private transactions under certain circumstances. Until 1995, such transactions had to be reported to the SEC and thus became a matter of public record. Since then, analysts have collected such transaction data from private sources. Therefore, there is available a body of data on the prices of private transactions in restricted securities that can be used for comparison with prices of the same but unrestricted securities eligible for trading on the open market.
SEC Accounting Release No. 113 specifically points out that the discount for lack of marketability frequently is substantial:
Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities, which cannot be readily sold in the public market, are less valuable than securities, which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails. 2
It is exceedingly important to keep in mind that restrictions on the transfer of restricted stock eventually lapse, usually within 12 months. 3 At that point, investors can sell the shares into the existing market, subject to whatever volume and SEC Rule 144 may impose other restrictions. 4 Consequently, all other things being equal, shares of closely held stock, which may never have the benefit of a public market, would be expected to require higher discounts for lack of marketability than those applicable to restricted stock of a public company. The market does, indeed, impose a higher discount on closely held stock than on restricted stock of a public company, as will be shown below.
SEC Institutional Investor Study
In a major SEC study of institutional investor actions, one of the topics was the amount of discount at which transactions in restricted stock took place compared to the prices of identical but unrestricted stock on the open market. 5
The SEC study found an average discount of 24 percent for all transactions of restricted stock compared to their unrestricted counterpart stock. In addition, the study found generally higher discounts for restricted

[2]	Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), pp. 62, 285.

[3]	On February 18, 1997, the SEC adopted amendments to reduce the holding period requirements under Rule 144 of the Securities Act from two years to one year for the resale of limited amounts of restricted securities. Most of the studies cited in this report, which are the most current studies available, were conducted prior to this amendment.

[4]	55 Fed. Reg. 20894 (May 21, 1990).

[5]	“Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission, (Washington: Government Printing Office, March 10, 1971, 5:2444–2456, Document No. 92–64, Part 5).

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stocks that would trade on the over-the-counter market (OTC) once the restrictions expired, as opposed to stocks that would trade on the New York Stock Exchange (NYSE) or the American Stock Exchange (ASE). The average discount for stocks that would trade on the OTC when their restrictions expired was approximately 35 percent.
The Internal Revenue Service (the “Service”), in Revenue Ruling 77-287, specifically acknowledges the conclusions of the SEC Institutional Investor Study and the values of restricted securities purchased by investment companies as part of the “relevant facts and circumstances that bear upon the worth of restricted stock.” The Service states the purpose of Revenue Ruling 77-287 as: “to provide information and guidance to taxpayers, [Service], and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal security laws.” 6
One of the outgrowths of the SEC Institutional Investor Study was SEC Accounting Series Releases, No. 113, dated October 13, 1969, and No. 118, dated December 23, 1970, which require investment companies registered under the Investment Company Act of 1940 to disclose their policies for the cost and valuation of their restricted securities. The result was that an ongoing body of data became available on the relationship between restricted stock prices and their freely tradable counterparts, which can provide empirical benchmarks for quantifying marketability discounts.
Gelman Study
In 1972, Milton Gelman published the results of his study of prices paid for restricted securities by four closed-end investment companies specializing in restricted securities investments. 7 From 89 transactions between 1968 and 1970, Gelman found that both the arithmetic average and median discounts were 33 percent and that almost 60 percent of the purchases were at discounts of 30 percent and higher.
Trout Study
In a study of restricted stocks purchased by mutual funds from 1968 to 1972, Robert Trout attempted to construct a financial model that would provide an estimate of the discount appropriate for a private company’s stock. 8 His multiple regression model included 60 purchases and found an average discount of approximately 33.5 percent for restricted stock compared to its freely traded counterpart stock.
As the SEC study showed, he also found that companies with stocks listed on national exchanges had lower discounts on their restricted stock transactions than did stocks traded over-the-counter.
Moroney Study
In an article published in the March 1973 issue of Taxes, Robert E. Moroney presented the results of his study of the prices paid for restricted securities by 10 registered investment companies. 9 The study reflected

[6]	Revenue Ruling 77–287, 1977–2 C.B. 319, Section I.

[7]	Milton Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation, June 1972, pp. 353–4.

[8]	Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, pp. 381–5.

[9]	Robert E. Moroney, “Most Courts Overvalue Closely-Held Stocks,” Taxes, March 1973, pp. 144–56.

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146 purchases. The average discount was approximately 35.6 percent and the median discount was 33.0 percent.
Moroney points out:
It goes without saying that each cash purchase of a block of restricted equity securities fully satisfied the requirement that the purchase price be one, “at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.” Reg. Sec. 20.2031-1(b) 10
Moroney contrasts the evidence of the actual cash transactions with the lower average discounts for lack of marketability adjudicated in most prior court decisions on gift and estate tax matters. He points out, however, that the evidence on the prices of restricted stocks was not available as a benchmark for quantifying lack of marketability discounts at the times of the prior cases, and he suggests that higher discounts for lack of marketability be allowed in the future now that the relevant data are available. As Moroney puts it:
Obviously the courts in the past have overvalued minority interests in closely held companies for federal tax purposes. But most (probably all) of those decisions were handed down without benefit of the facts of life recently made available for all to see.
Some appraisers have for years had a strong gut feeling that they should use far greater discounts for nonmarketability than the courts had allowed. From now on those appraisers need not stop at 35 percent merely because it’s perhaps the largest discount clearly approved in a court decision. Appraisers can now cite a number of known arm’s-length transactions in which the discount ranged up to 90 percent. 11
Maher Study
Another well-documented study on discounts for lack of marketability for closely held companies was done by J. Michael Maher and published in the September 1976 issue of Taxes. 12 Maher’s approach was similar to Moroney’s in that it compared prices paid for restricted stocks with the market prices of their unrestricted counterparts. He found that mutual funds were not purchasing restricted securities during 1974 and 1975, which were very depressed years for the stock market. Therefore, the data actually used covered the five-year period from 1969 through 1973. The study showed that “the mean discount for lack of marketability for the years 1969-73 amounted to 35.43 percent.” 13 He further eliminated the top and bottom 10 percent of purchases in an effort to remove especially high- and low-risk situations. The result was almost identical with the “outliers” removed, with a mean discount of 34.73 percent.
Maher concludes:

[10]	Ibid., p. 151.

[11]	Ibid., p. 154.

[12]	J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976, pp. 562–71.

[13]	Ibid., p. 571.

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The result I have reached is that most appraisers underestimate the proper discount for lack of marketability. The results seem to indicate that this discount should be about 35 percent. Perhaps this makes sense because by committing funds to restricted common stock, the willing buyer (a) would be denied the opportunity to take advantage of other investments, and (b) would continue to have his investment at the risk of the business until the shares could be offered to the public or another buyer is found.
The 35 percent discount would not contain elements of a discount for a minority interest because it is measured against the current fair market value of securities actively traded (other minority interests). Consequently, appraisers should also consider a discount for a minority interest in those closely held corporations where a discount is applicable. 14
Standard Research Consultants Study
In 1983, Standard Research Consultants (SRC) analyzed private placements of common stock to test the current applicability of the SEC study. 15 SRC studied 28 private placements of restricted common stock from October 1978 through June 1982. Discounts ranged from 7 percent to 91 percent with a median of 45 percent.
Willamette Management Associates Study
Willamette Management Associates analyzed private placements of restricted stocks for the period of January 1, 1981, through May 31, 1984. The early part of this unpublished study overlapped the last part of the SRC study, but very few transactions took place during the period of overlap. Most of the transactions in the Willamette Management Associates study occurred in 1983.
Willamette Management Associates identified 33 transactions during that period that could reasonably be classified as arm’s-length and for which the price of the restricted shares could be compared directly with the price of trades in identical but unrestricted shares of the same company at the same time. The median discount for the 33 restricted stock transactions compared to the prices of their freely tradable counterparts was 31.2 percent.
The slightly lower average percentage discounts for private placements during this time may be attributable to the somewhat depressed prices in the public stock market, which in turn reflected the recessionary economic conditions prevalent during most of the period of the study.
Silber Study
In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988. 16 He found that the average discount was 33.75 percent, very consistent with earlier studies.
He also found that the size of the discount tended to be higher for private placements that were larger as a percentage of the shares outstanding. He found a small effect on the discount on the basis of the size of

[14]	Ibid., p. 571.

[15]	“Revenue Ruling 77–287 Revisited,” SRC Quarterly Reports, Spring 1983, pp. 1–3.

[16]	William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July–August 1991, pp. 60–64.

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the company as measured by revenues. “Tripling the revenues from the sample mean of $40 million to $120 million increases the relative price of the restricted shares by only 2.9 points (from 71.7 to 74.6).” 17
FMV Study
In an effort to update the SEC Institutional Investor Study, FMV Opinions, Inc. examined restricted stock transactions from 1979 through April 1992. 18 This analysis of over 100 transactions resulted in a mean discount of approximately 23 percent, providing additional support to the SEC Institutional Investor Study. The FMV study also examined the relationship between the discount and several factors including: the market value of the block of restricted stock, the percentage size of the block, and the total market value of the subject corporation. According to the study, the discount for lack of marketability was higher for smaller capitalization companies, and for larger percentage blocks of stock.
Management Planning Study
Management Planning, Inc., performed a study titled “Analysis of Restricted Stocks of Public Companies: 1980-1996,” which covered a total of 53 transactions after elimination of transactions for various factors. The elimination factors included: (1) companies that suffered a loss in the fiscal year preceding the private transaction; (2) companies defined as “start-up” companies (i.e., companies having revenues of less than $3 million); and (3) transactions that were known to have registration rights. Their study found an average price discount of 27 percent.
Columbia Financial Advisors, Inc., Studies
Columbia Financial Advisors, Inc. (CFAI) conducted a study of the sale of restricted securities over the period January 1, 1996, through April 30, 1997. The transactions were pulled from Securities Data Corporation’s U.S. New Issues private placement database. A total of 123 private placements were included in this database for the period of time chosen. A total of 100 transactions were eliminated for various reasons, leaving 23 transactions for the study. The discounts ranged from 0.8 to 67.5 percent for all 23 transactions with an average of approximately 21 percent and a median of 14 percent.
These discounts are generally lower than the discounts recorded in the earlier studies discussed above. One explanation for this is the increase in volume of privately placed stock (Rule 144(a)) in the past several years. Also, it was known at that time that a change in the holding period required by the SEC from two years to one year was scheduled to take place as of April 29, 1997.
Using the same methodology and sources discussed above, CFAI conducted another study in an attempt to identify the impact of the increased liquidity resulting from the change in the holding period required by the SEC. They examined private common equity placements during the period January 1, 1997, through December 31, 1998. There were a total of 270 private placements of common stocks during that time. A total of 255 transactions were eliminated for various reasons, leaving 15 transactions for the study. The discounts ranged from 0 to 30 percent for the 15 transactions, with an average of approximately 13 percent and a median of 9 percent.

[17]	Ibid., p. 64.

[18]	Lance S. Hall and Timothy C. Polacek, “Strategies for Obtaining the Largest Discounts,” Estate Planning, January/February 1994, pp. 38–44.

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These discounts are generally lower than those indicated in the earlier CFAI study. This is most likely due to the change in the holding period required by the SEC from two years to one year.
Summary of Restricted Stock Studies
The 13 independent studies of restricted stock transactions reported above cover several hundred transactions spanning the late 1960s through 1998. The results of these studies are summarized below:

	Years Covered	Average
Study	in Study	Discount
SEC Overall Average	1966-69	25.8%
SEC Nonreporting OTC Companies	1966-69	32.6%
Milton Gelman	1968-70	33.0%
Robert R. Trout	1968-72	33.5%
Robert E. Moroney	1969-72	35.6%
J. Michael Maher	1968-73	35.4%
Standard Research Consultants	1978-82	45.0%
Willamette Management Associates	1981-84	31.2%
William L. Silber	1981-88	33.8%
FMV Opinions, Inc.	1979-92	23.0%
Management Planning, Inc.	1980-96	27.0%
Columbia Financial Advisors, Inc.	1996-97	21.0%
Columbia Financial Advisors, Inc.	1997-98	13.0%
In many of the cases of restricted stock transactions as presented above, the purchaser of the stock had the right to register the stock for sale in the existing public market. Sometimes investors get a commitment from the issuer to register the securities at a certain future date. Sometimes investors have “demand” rights, where they can force the issuer to register the securities at a time of their choosing. Sometimes they get “piggyback” rights where there is no obligation other than to include the securities on any future registration that the issuer undertakes. And sometimes the purchaser has to rely on Rule 144, where they can sell after one year (previously two years) if other parts of the rule are followed. In recent years, more transactions have occurred under Rule 144(a), which relaxes some of the restrictions on such transactions, thus making the restricted securities more marketable. In any case, they generally expect to be able to resell the stock in the public market in the foreseeable future. As one would expect, as the holding period has decreased and as activity in the private placement market has increased, the discounts indicated from these studies have decreased.
Private Transactions Prior to Public Offerings
Before the 1980s, virtually all the empirical research directed at quantifying the value of ready marketability, or the discount for lack of it, focused on comparisons between the prices of freely tradable shares of stock and restricted but otherwise identical shares of stock. Observers agreed that discounts for lack of marketability for shares of closely held companies were greater than those for restricted shares of publicly held companies, since the closely held shares had no established market in which they could eventually sell following the removal of certain trading restrictions. However, data for quantifying how much greater this discount should be had not yet been developed and analyzed.
During the 1980s, an investment banking firm and a business valuation firm independently undertook development of data with which to address this question. The research proceeded along basically parallel

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lines, although each firm was unaware of the other’s efforts until their respective research was far along and each had enough data to reach some conclusions.
Robert W. Baird & Co. Studies
A number of studies were conducted under the direction of John D. Emory, vice president of appraisal services at Robert W. Baird & Company, a large, regional investment-banking firm headquartered in Milwaukee, Wisconsin. 19 The studies covered various time periods from 1980 through 1997. 20
The basic methodology for the studies was identical. The population of companies in each study consisted entirely of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses. The prospectuses of these 2,241 offerings were analyzed to determine the relationship between the price at which the stock was initially offered to the public and the price at which the latest private transaction took place up to five months prior to the initial public offering. Emory gives the following explanatory statements regarding the studies:
In all cases, the transactions were to be at fair market value and ultimately would have had to be able to withstand judicial review, particularly in light of the subsequent public offering. The transactions took one of two forms—either the granting of options to purchase common stock, or the direct sale of common stock.
In order to provide a reasonable comparison between the fair market value of stock prior to an initial public offering and the subsequent offering price, we felt it necessary both for the company to have been financially sound prior to the offering, and for the transaction to have occurred within a period of five months prior to the offering date.
Following the above guidelines, and after eliminating development-stage companies (those with a history of operating losses) and companies with no transactions within five months prior to the initial public offering, 310 qualifying transactions were included in the studies.

[19]	Mr. Emory is no longer with Robert W. Baird & Co., but is now president of Emory Business Valuation, LLC.

[20]	John D. Emory, “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock—January 1980 through June 1981,” Business Valuation News, September 1985, pp. 21–24, also in ASA Valuation, June 1986, pp. 62–66; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1985 through June 1986,” Business Valuation Review, December 1986, pp.12–15; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock (August 1987–January 1989),” Business Valuation Review, June 1989, pp. 55–57; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1989–July 1990,” Business Valuation Review, December 1990, pp. 114–16; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, August 1990 through January 1992,” Business Valuation Review, December 1992, pp. 208–212; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review, March 1994, pp. 3–5; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1994 through June 1995,” Business Valuation Review, December 1995, pp. 155–160; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, October 30995 through April 1997,” Business Valuation Review, September 1997, pp. 123–131.

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The mean price discount for the 310 transactions was 44 percent and the median price discount was 43 percent. The fact that these averages are a little more than 10 percentage points greater than those indicated by most of the above-mentioned restricted stock studies is about what one might reasonably expect, since the transactions occurred when there was not yet any established secondary market for the subject stock. A summary of the results of each of the Baird initial public offering studies is presented below.

	Prospectuses	Qualifying	Indicated Discount
Study	Reviewed	Transactions	Mean	Median
1980-1981	97	13	60%	66%
1985-1986	130	21	43%	43%
1987-1989	98	27	45%	45%
1989-1990	157	23	45%	40%
1990-1991	266	35	42%	40%
1992-1993	443	54	45%	44%
1994-1995	318	46	45%	45%
1995-1997	732	91	43%	42%

Overall	2,241	310	44%	43%
Emory concludes with the following observations:
Since a public offer often takes four or five months from conception to completion, the above transactions mentioned in the prospectuses in our study would almost certainly have reflected the likelihood of marketability in the next half-year. This is not unlike the marketability situation for the blocks of securities being purchased with registration rights by registered investment companies in the 1960s and early 1970s. In both of these situations the companies were promising in nature, and their securities had good potential for becoming readily marketable. . .
The final question to be answered is that if these kinds of discounts are appropriate for promising situations where marketability is probable, but not a certainty, how much greater should discounts be for the typical company’s stock that has no marketability, little if any chances of ever becoming marketable, and is in a neutral to unpromising situation? The inability to get out of a once promising investment that has turned sour is something to be avoided. . .
It is apparent that the discount for lack of marketability is one of the more important aspects to value, and the marketplace itself emphasizes this point. 21
In September 2000, Mr. Emory and his associates published a similar study that dealt with dot-com companies only. 22 This study covered the period from May 1997 through March 2000. They used a total of 53 sales transactions, 42 of which were convertible preferred stock transactions and 11 of which were common stock transactions. For the 53 transactions, they arrived at a mean discount of 54 percent and a

[21]	Ibid.

[22]	John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Dot-Com Companies, May 1997 through March 2000,” Business Valuation Review, September 2000, pp. 111–121.

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median discount of 54 percent. For the 42 convertible preferred stock transactions, they arrived at a 54 percent mean discount and a 53 percent median discount. For the 11 common stock transactions, the mean discount was 54 percent while the median was 59 percent.
Willamette Management Associates Studies
Over several years, Willamette Management Associates has conducted a series of 16 studies of the prices of private stock transactions relative to those of subsequent public offerings of stock of the same companies. The 16 studies covered the years 1975 through 1995. The results of this series of studies were most recently published in 2000. 23
The Willamette Management Associates studies differed from the Baird studies in several respects. One important difference was that the source documents for the Willamette Management Associates studies were complete SEC registration statements primarily on Form S-1 and Form S-18, whereas the source documents for the Baird studies were prospectuses. Although the prospectus constitutes a portion of the registration statement, it is required to disclose only transactions with affiliated parties. Form S-1 and S-18 registration statements require disclosure of all private transactions in the stock within the three years prior to the public offering, in a section of the registration statement separate from the prospectus portion.
The Willamette Management Associates studies attempted to include only transactions that were on an arm’s-length basis. The data analyzed included sales of stock in private placements and repurchases of treasury stock by the companies. Transactions involving the granting of stock options were eliminated. Transactions with corporate insiders or related parties were eliminated unless it was verified (by telephone) that the transactions were bona fide, arm’s-length transactions. Therefore, although there was considerable overlap in the public offerings studied by Baird and those studied by Willamette Management Associates, the actual transactions included in the two sets of studies were quite different.
The Willamette Management Associates study considered all public offerings in the files of the IPO Reporter. 24 The IPO Reporter annually publishes information on all completed initial public offerings excluding closed-end funds. Eliminated from each of these studies were financial institutions, real estate investment trusts (REITs), natural resource companies, offerings priced at $1 or less per share, and offerings on units or warrants, since such offerings might be thought to have unique characteristics. The private transactions analyzed took place during the 36 months prior to the initial public offering. If a company had more than one transaction that met the study’s criteria, all such transactions were included. Beginning with 1994, multiple transactions within 12 months at the same price were treated as a single transaction.
For each transaction for which meaningful earnings data were available in the registration statement as of both the private transaction and public offering dates, the price/earnings multiple of each private transaction was compared with the subsequent public offering price/earnings multiple. Companies that had no meaningful earnings as of the private transaction date and/or the public offering date were eliminated.
Because the private transactions occurred over a period of up to three years prior to the public offering, Willamette Management Associates made adjustments to reflect differences in market conditions for

[23]	Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410.

[24]	Going Public: The IPO Reporter (New York: Investment Dealers’ Digest, Inc., annual).

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stocks of the respective industries between the time of each private transaction and the time of each subsequent public offering. Price/earnings multiples were adjusted for differences in the industry average price/earnings multiple between the time of the private transaction and that of the public offering.
The formula used to derive the discount for the private transaction price from the public offering price was as follows:

where:
	P/Eo	=	Price per share of the public offering
	P/Ep	=	Price per share of the private transaction
	IP/Eo	=	Industry price index at time of offering
	IP/Ep	=	Industry price index at time of private transaction
The results of the Willamette Management Associates studies described above are presented in the following table. As shown, the average discounts varied from period to period, but, in most cases, were higher than the average discounts shown in the studies for restricted stocks of companies that already had an established public trading market—which is the result one would expect.

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Summary of Discounts for Private Transaction P/E Multiples
Compared to Public Offering P/E Multiples
Adjusted for Changes in Industry P/E Multiples

	Number of	Number of	Standard	Trimmed
Time	Companies	Transactions	Mean	Mean	Median	Standard
Period	Analyzed	Analyzed	Discount	Discount*	Discount	Deviation
1975-78	17	31	34.0	43.4%	52.5%	58.6%
1979	9	17	55.6	56.8%	62.7%	30.2%
1980-82	58	113	48.0	51.9%	56.5%	29.8%
1983	85	214	50.1	55.2%	60.7%	34.7%
1984	20	33	43.2	52.9%	73.1%	63.9%
1985	18	25	41.3	47.3%	42.6%	43.5%
1986	47	74	38.5	44.7%	47.4%	44.2%
1987	25	40	36.9	44.9%	43.8%	49.9%
1988	13	19	41.5	42.5%	51.8%	29.5%
1989	9	19	47.3	46.9%	50.3%	18.6%
1990	17	23	30.5	33.0%	48.5%	42.7%
1991	27	34	24.2	28.9%	31.8%	37.7%
1992	36	75	41.9	47.0%	51.7%	42.6%
1993	51	110	46.9	49.9%	53.3%	33.9%
1994	31	48	31.9	38.4%	42.0%	49.6%
1995	42	66	32.2	47.4%	58.7%	76.4%
1996	17	22	31.5	34.5%	44.3%	45.4%
1997	34	44	28.4	30.5%	35.2%	46.7%
1998	14	21	35.0	39.8%	49.4%	43.3%
1999	22	28	26.4	27.1%	27.7%	45.2%
2000	13	15	18.0	22.9%	31.9%	58.5%

* Excludes the highest and lowest deciles of indicated discounts.

Source:	Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410. Insights, Willamette Management Associates, Autumn 2003.
Valuation Advisors Pre-IPO Study
More recently, Valuation Advisors, LLC, recorded all transactions shown in the prospectuses for the IPO’s up to two years prior to the date of the IPO. These included sales of common stock, sales of convertible preferred stock, and granting of stock options. They labeled each by transaction type. Collectively, these amounted to several hundred transactions per year. The data extends back through the 1990s.
They recorded asset size, revenue size, amount of operating profits, operating profit margins, SIC Codes, NAICS Code, company name, description of business, IPO date, transaction date, IPO price, transaction price, and percentage below the IPO price of which the transaction occurred.
They summarized the data annually by transaction that occurred within 90 days of the IPO, 91-180 days before the IPO, 181-270 days before the IPO, 271-365 days before the IPO, and over 1 year before the IPO. Each year, the average discount of the transaction price below the IPO price goes up significantly,

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the farther removed from the IPO. This would indicate that the holding period is an important determinant of the discount for lack of marketability.
Valuation Advisors published their pre-IPO discount for lack of marketability study for each of the years 1999-2001. The results of the 1999 study indicated an average one-year discount of 51.9 percent. In the 2000 pre-IPO study, the average discount for the year was 47.1 percent. The average discount for the 2001 study was 22.4 percent. However, the average discount for 2001 became 40.8 percent when a narrowed discount range, delimited between 10 and 90 percent, was used. This narrowed range was selected in order to reduce the combined effect of so-called “cheap stock” and the volatile market conditions seen during the tech stock and dot-com “bubble” during this period.
Summary of Private Transaction Studies
The evidence from the Baird, Valuation Advisors and Willamette Management Associates studies taken together seems quite compelling. The studies covered hundreds of transactions during a span of over 20 years. Average differentials between private transaction prices and public market prices varied under different market conditions, ranging from about 40 to 63 percent, after eliminating the “outliers.” This is very strong support for the hypothesis that the fair market values of minority interests in privately held companies are greatly discounted from their publicly traded counterparts.

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Appendix D
Statement of Contingent and Limiting Conditions

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Statement of Contingent and Limiting Conditions
This appraisal is made subject to the following general contingent and limiting conditions:
1.	We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject business interests is assumed to be good and marketable unless otherwise stated.

2.	The subject business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	We assume responsible ownership and competent management with respect to the subject business interests.

4.	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5.	We assume no hidden or unapparent conditions regarding the subject business interests.

6.	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

7.	We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

8.	Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

9.	Possession of this report does not carry with it the right of publication. It may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety.

10.	We by reason of this opinion are not required to furnish a complete valuation report, or to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

11.	Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12.	The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date specified herein and only for the purpose specified herein.

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Appendix E
Appraisal Certification

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Appraisal Certification
We hereby certify the following statements regarding this appraisal:
1.	We have personally inspected the subject business interests encompassed by this appraisal.

2.	We have no present or prospective future interest in the business interests that are the subject of this appraisal report.

3.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4.	Our compensation for making the appraisal is in no way contingent upon the value reported or upon any predetermined value.

5.	To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

6.	Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation.

7.	No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

8.	The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

9.	The reported analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the requirements of the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, and of the other professional organizations of which we are members.

10.	Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers, and the other professional organizations of which we are members related to review by their duly authorized representatives.

11.	The signature of the appraiser responsible for conducting this engagement, Curtis R. Kimball, CFA, ASA, Managing Director of Willamette Management Associates, is incorporated herein by reference to its location below.

Curtis R. Kimball, CFA, ASA

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Appendix F
Qualifications of the Analysts

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Curtis R. Kimball, CFA, ASA
Curtis Kimball is a managing director of Willamette Management Associates. In addition to his work on all types of valuation engagements for the firm, Mr. Kimball is also the managing director of the Atlanta office.
Mr. Kimball supervises engagements for our clients in the valuation of business entities and business interests, in the analysis of publicly traded and private securities, and in the appraisal of intangible assets, options, claims, fractional interests and intellectual property.
He has performed the following types of valuation assignments: estate and gift planning appraisals, estate tax (both date of death and alternate value date) appraisals, gift tax appraisals, generation-skipping tax appraisals, fiduciary compensation and damages claims appraisals, buy-sell agreement appraisals, income tax (charitable deduction, transfer pricing, intangible asset basis and loss deduction) appraisals, merger and acquisition valuations, fairness opinions, solvency analysis, ESOP feasibility and initial transaction appraisals, ESOP annual update valuations, insurance appraisals, divorce and equitable division appraisals, various litigation support appraisals, fair value in dissenters’ rights proceedings, damages and lost profits analyses, bankruptcy and restructuring analysis and valuation, stock option valuations, and appraisals supporting collateral values for financing purposes.
Mr. Kimball has presented expert witness testimony in federal (U.S. Tax Court, U.S. District Court and U.S. Bankruptcy Court) and various state courts and in alternate dispute resolution venues, including binding arbitration and mediation. Mr. Kimball is also the firm’s national director for wealth management matters (including estate, gift, charitable, fiduciary, and marital planning, dispute, and tax issues) and has extensive experience with appearances in IRS appellate conferences.
Mr. Kimball has decades of experience in the appraisal of various types of business entities and interests. These include: private family-owned businesses, private multiple-investor businesses, minority interests, fifty-percent interests, restricted public stock, large blocks of publicly traded securities, preferred stock interests, multiple classes of preferred and common stock in complex capital structures, secured notes, subordinated debt interests, options and other derivative interests, warrants and rights offerings, general and limited partnership interests, limited liability company membership interests, professional practices, joint ventures, license agreements, franchises, and foreign-domiciled corporations.
In addition, his experience includes the valuation of various types of intangible assets, claims, damages and intellectual properties. These include: patents, permits, copyrights, master recordings, television series library, core deposits, customer contracts, franchises (including professional sports franchises), product licensing, management employment contracts, fiduciary damages and claims, noncompete clauses, customer lists, cutting and hunting rights, undivided fractional interests in real estate, assembled workforces, trademarks/trade names/trade dress, breach of contract damages, going-concern values, goodwill, and transfer price agreements.
Previous Experience
Before joining Willamette Management Associates, Mr. Kimball was a vice president and manager of the Business Owners Services Group of the Citizens & Southern Trust Company, the trust subsidiary of the Citizens & Southern Corporation of Atlanta, Georgia (now part of Bank of America). Mr. Kimball provided the C&S Corporation’s trust and banking customer base throughout the Southeast with valuation and appraisal

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services. In addition, his area acted as the trust department’s analyst and administrator in matters relating to the management, purchase, and sale of private business interests, intangible assets and illiquid securities held in estates and trusts. Mr. Kimball has managed closely held businesses after the founder’s death and has served as a member of the board of directors of a number of family-owned businesses in his capacity as representative of the trustees or executors.
Mr. Kimball also acted as part of C&S Trust’s ESOP fiduciary services group, with input regarding the retention of independent appraisal firms to advise the bank as trustee on ESOP valuations and review of outside appraisers’ work. Mr. Kimball’s position at C&S included work as part of the team that acted as ESOP trustee for the leveraged buyout of AVIS Rent-a-Car, one of the then-largest employee-owned firms in the nation.
Prior to joining C&S, Mr. Kimball was an assistant vice president with the Trust Department of Wachovia Bank & Trust Company, N.A., a major regional bank located in North Carolina. As the assistant manager of the closely held business unit at Wachovia, Mr. Kimball managed the trust department’s holdings of private business interests and estate portfolios and conducted valuations of closely held businesses and business interests for bank clients in the region. He joined Wachovia as an internal auditor and also worked as a loan administration officer with the bank’s corporate lending group.
Education
Master of Business Administration, Emory University
Bachelor of Arts, Economics, Duke University
Professional Affiliations
Mr. Kimball is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers in business valuation. He has served as president, secretary, and treasurer of the Atlanta Chapter of the ASA. He has served as treasurer of the Portland (Oregon) Chapter of the ASA. And, he is a former member of the International Board of Examiners of the ASA. He currently serves as a member of the ASA’s Business Valuation Committee and the ASA International Ethics Committee.
Mr. Kimball is also a Chartered Financial Analyst (CFA®) of the CFA Institute (CFAI). He has been a member of the Council of Examiners and has been a member and Senior Grader of the Grading Staff for the examinations leading to the CFA designation. He is currently a member of the Disciplinary Review Committee. He was a member of the Portland Society of Financial Analysts, for which he served as secretary and a member of the board of directors. He is currently Membership Chair of the Atlanta Society of Financial Analysts and is a former trustee of the ASFA.
He is also a member of The ESOP Association, the American Bankruptcy Institute, the Family Firm Institute, and the National Association of Business Economists, for which he served as past president of the Portland chapter and is currently the treasurer for the Atlanta chapter.

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Katherine A. Gilbert
Katherine Gilbert is an associate with Willamette Management Associates.
At Willamette, Ms. Gilbert works with associates and principals on case management and the fundamental aspects of business valuation and economic analysis, such as financial statement analysis, guideline publicly traded company analysis, cost/benefit analysis, discounted cash flow analysis, and discount rate development.
Previous Experience
Before joining Willamette Management Associates, Ms. Gilbert was a valuation analyst at Cerqueda, Morgan, Gault & Collins, LLP.
Education
Bachelor of Business Administration with a concentration in Finance, Kennesaw State University, Michael J. Coles College of Business.
Professional Affiliations
Ms. Gilbert is a member of the National Association of Certified Valuation Analysts (NACVA) and currently holds their Accredited Valuation Analyst (AVA) designation.

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David P. Burdette
David Burdette is an associate with Willamette Management Associates in Atlanta.
At Willamette Management Associates, Mr. Burdette works with associates and principals on case management, feasibility studies, Employee Stock Ownership Plans, and the fundamental aspects of business valuation and economic analysis including financial statement analysis, guideline publicly traded company analysis, discounted cash flow analysis, and discount rate development.
Previous Experience
Before joining Willamette Management Associates, Mr. Burdette worked for Wachovia Bank and Wachovia Securities in the Private Advisory Group in Charlotte, North Carolina. In this capacity, Mr. Burdette was responsible for the underwriting of complex loans for the private clients of Wachovia.
Education
Bachelors of Arts, Economics, and Business, with a Concentration in Financial Management, Virginia Military Institute.
Membership Associations
Mr. Burdette is a candidate member of the CFA Institute (formerly the AIMR).